EXHIBIT 99.3

2004 ANNUAL REPORT

CONTENTS

2	Letter to Shareholders

5	Management’s Discussion and Analysis

4 3	Consolidated Financial Statements

4 7	Notes to the Consolidated Financial Statements

6 4	Portfolio Information

6 7	Corporate Information

COMPANY PROFILE

Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its 39% interest in Trizec Properties, Inc., a publicly traded U.S. Real Estate Investment Trust. Trizec Properties manages a portfolio of high quality office properties totaling 37 million square feet primarily concentrated in seven major U.S. markets. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC.SV” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same dividend per share as Trizec Properties. Each Trizec Canada share is intended to be economically equivalent to a share of Trizec Properties common stock.

TRIZEC CANADA INC.	1

LETTER TO SHAREHOLDERS

IT HAS BEEN ALMOST THREE YEARS SINCE THE COMPLETION OF THE RESTRUCTURING OF TRIZECHAHN CORPORATION THAT RESULTED IN THE CREATION OF TRIZEC CANADA INC. AND TRIZEC PROPERTIES, INC. BOTH OF THESE COMPANIES HAD A SOLID YEAR IN 2004.

     Trizec Canada’s mandate following the restructuring was to sell its non-U.S. assets and to continue to be engaged in the U.S. real estate business through its major interest in Trizec Properties, one of the largest-U.S. based publicly-held real estate investment trusts (REITs) focusing on quality office properties. During 2004, the monetization of all of Trizec Canada’s non-U.S. assets was completed, resulting in Trizec Canada having significant liquid assets and no debt. Other than this liquid cash position, Trizec Canada’s value is primarily represented by its holding in Trizec Properties, headquartered in Chicago and listed on the NYSE.

     During 2004, Trizec Properties had another year of achievement producing solid operating results. In addition, Trizec Properties significantly repositioned and strengthened its office portfolio and financial position. Trizec Properties took advantage of the investment market and sold 14 office properties in secondary markets while acquiring two premier properties in two of the strongest markets in the U.S.-Los Angeles and Washington , D.C. With the sales early in the year of 151 Front Street in Toronto and the Hollywood & Highland retail/entertainment complex and hotel in Los Angeles, Trizec Properties also achieved its goal of becoming a REIT focused exclusively on U.S. office properties. As a result of its disposition and financing activities, Trizec Properties’ total debt decreased by over $460 million during 2004, reducing year-end leverage to approximately 48% compared to 57% in 2003 and 73% in 2002.

     Reflecting these accomplishments, Trizec Properties’ two year total shareholder return was a record 126%, versus 80% for the Morgan Stanley REIT Index. Trizec Canada shares achieved equally outstanding result s with a two-year total return exceeding 100%, reflecting its success in attaining its objectives.

TRIZEC CANADA INC.	2

     Trizec Properties remains committed to refining and enhancing its portfolio while the U. S. economy continues to strengthen and office employment trends improve. We are confident that Trizec Properties-with its outstanding management team-will continue to capture the full value of its high-quality portfolio, and that equally Trizec Canada will be well positioned to deliver that value to its shareholders in the years to come.

/s/ Peter Munk	/s/ B. Wickham

PETER MUNK	ROBERT B. WICKHAM
CHAIRMAN AND CHIEF EXECUTIVE OFFICER	PRESIDENT

APRIL 26, 2005

TRIZEC CANADA INC.	3

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TRIZEC CANADA INC.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following Management’s Discussion and Analysis (“MD&A”), which has been prepared as of March 17, 2005, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto for the year ended December 31, 2004, as well as the paragraph regarding forward looking statements on page 67 hereof.

During the fourth quarter of 2004, Trizec Canada adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities” (See ACCOUNTING CHANGE). The purpose of AcG-15 is to provide guidance as to when a corporation includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties, Inc. (“Trizec Properties”) but accounts for its investment using the equity method of accounting. Under the equity method of accounting, Trizec Canada’s share (approximately 39%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada’s income statement as “Equity earnings of Trizec Properties”. In accordance with the transitional provisions of the guideline, the Corporation has chosen to restate prior periods.

The MD&A also reflects this change in accounting method. Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption INVESTMENT IN TRIZEC PROPERTIES, INC. This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries.

All dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002 (See PLAN OF ARRANGEMENT). Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

Additional information relating to the Corporation for the year ended December 31, 2004, filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.

OVERVIEW

Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, a publicly traded U.S. office real estate investment trust, or REIT. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interests in and management of 52 U.S. office properties containing approximately 37.3 million square feet, or approximately 33.8 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Shares of Trizec Properties Common Stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2004, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 11, 2005. The Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-K does not form part of this MD&A.

TRIZEC CANADA INC.	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

PLAN OF ARRANGEMENT

On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets and certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties Common Stock, and one share of Trizec Properties Common Stock is held by Trizec Canada for each outstanding Trizec Canada Share. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors. Effective for the annual financial statements for the year ended December 31, 2004, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (See ACCOUNTING CHANGE).

Immediately after May 8, 2002, certain former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as a reduction in Net Assets of $1,267.9 million, which was based on the historical cost basis of TrizecHahn’s interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.

Trizec Canada’s results include its share of earnings of Trizec Properties after the effective date of the Arrangement.

ACCOUNTING CHANGE

The CICA issued AcG-15 on the consolidation of variable interest entities (“VIEs”). This guideline applies to annual and interim periods beginning on or after November 1, 2004; however, Trizec Canada has elected to adopt this presentation for its annual reporting beginning with its annual financial statements for the year ended December 31, 2004. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based upon certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the reporting entity is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in its notes to the consolidated financial statements.

TRIZEC CANADA INC.	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation has adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.

The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated balance sheet, consolidated statement of income and consolidated statement of cash flows for the year ended December 31, 2003. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2004.

Balance Sheet		Deconsolidation
December 31,		of Trizec
(US$ millions)	2003	Properties	2003

	(as reported)		(as restated)
Properties	$4,779.6	(4,779.6)	—
Cash and cash equivalents	233.2	(129.3)	103.9
Restricted cash	115.1	(97.3)	17.8
Other assets	416.1	(358.5)	57.6
Investment in Trizec Properties	—	767.1	767.1
Investments and other assets	329.9	15.7	345.6
Future income taxes	94.9	—	94.9

	$5,968.8	(4,581.9)	1,386.9

Accounts payable and accrued liabilities	$385.2	(317.2)	68.0
Long term debt	3,092.7	(3,092.7)	—
Exchangeable debentures	890.9		890.9

	4,368.8	(3,409.9)	958.9
Non controlling interests	1,170.5	(1,170.5)	—
Shareholders’ equity	429.5	(1.5)	428.0

	$5,968.8	(4,581.9)	1,386.9

TRIZEC CANADA INC.	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Statement of Income

		Deconsolidation
For the year ended December 31		of Trizec	Discontinued
(US$ millions)	2003	Properties	Operations	2003
	(as reported)			(as restated)
Revenue
Rental revenue	$1,009.9	(975.2)	—	34.7
Interest income	14.4	(8.8)	—	5.6

	1,024.3	(984.0)	—	40.3
Expenses		—
Property operating expenses	(495.2)	468.3	—	(26.9)
General and administrative expense	(47.3)	40.4	—	(6.9)
Interest expense	(201.3)	197.9	—	(3.4)
Depreciation expense	(191.4)	189.5	—	(1.9)

	89.1	(87.9)	—	1.2
Other income (expense)
Share of earnings of Trizec Properties	—	61.2	(1.6)	59.6
Exchangeable debentures interest expense, net	(12.4)	—	—	(12.4)
Gain on sale of properties, net	93.8	(40.4)	—	53.4
Foreign exchange gains	4.9	—	—	4.9
Gain (loss) on investments, net	(15.3)	15.5	—	0.2
Provision for losses on properties	(13.9)	13.9	—	—
Gain on lawsuit settlement	26.7	(26.7)	—	—
Recovery on insurance claims	6.7	(6.7)	—	—
Gain on early retirement of debt, net	5.0	(5.0)	—	—
Non controlling interests	(119.1)	119.1	—	—

Income before taxes	65.5	43.0	(1.6)	106.9
Income and other taxes	60.1	(43.0)	(1.4)	15.7

Income from continuing operations	125.6	—	(3.0)	122.6
Discontinued operations	12.2	(0.2)	3.0	15.0

Net income	$137.8	(0.2)	—	137.6

Statement of Cash Flows

		Deconsolidation
For the year ended December 31,		of Trizec
(US$ millions)	2003	Properties	2003
	(as reported)		(as restated)
Cash flow from (applied to)
Operating activities	$252.7	(241.0)	11.7
Financing activities	(706.0)	609.2	(96.8)
Investing activities	592.2	(435.3)	156.9

Increase in cash and cash equivalents	$138.9	(67.1)	71.8

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

TRIZEC CANADA INC.	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2004 consolidated financial statements. The following are the critical accounting estimates used in the preparation of Trizec Canada’s consolidated financial statements.

Determination of variable interest entities and primary beneficiary

The Corporation has adopted AcG-15 on the consolidation of VIEs. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in the notes to the consolidated financial statements.

Marketable securities

Marketable securities are considered portfolio investments by the Corporation and are accounted for by the cost method. Impairments are recognized only when there has been a loss in value of the marketable securities that is considered to be other than a temporary decline.

Mortgages receivable

The Corporation reviews, on a regular basis but not less than annually, or when events or circumstances occur, its mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets’ performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets are insufficient to cover the obligations and encumbrances, including the carrying values of the mortgages receivable, in a sale between unrelated parties in the normal course of business. When a mortgage is considered impaired, an impairment charge is measured based on the present value of the expected future cash flows discounted at the effective rate of the mortgage or if the cash flows cannot be predicted with reasonable reliability, then the impaired mortgage is valued at the fair value of the underlying collateral. These estimates of future cash flow and fair values could vary and result in a significantly different assessment of impairment.

Income and other corporate taxes

Significant judgement is required in determining the Corporation’s estimated tax assets and liabilities and the ultimate assets and liabilities from income and other corporate taxes could be different from the amounts recorded.

TRIZEC CANADA INC.	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following presents the financial position of the Corporation as at December 31, 2004 and 2003.

As at December 31
(US$ millions)	2004	2003
		(restated)
Assets
Current assets
Cash and cash equivalents	$56.0	103.9
Restricted cash	7.9	17.8
Other assets	19.6	57.6

	83.5	179.3
Investment in Trizec Properties, Inc.	761.7	767.1
Investments and other assets	435.0	345.6
Future income taxes	103.8	94.9

	$1,384.0	1,386.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.3	68.0

Exchangeable debentures
Carrying amount	733.9	688.1
Deferred amount	157.0	202.8

	890.9	890.9

	922.2	958.9

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	17.3	26.7
Retained earnings (deficit)	37.8	(5.4)

	461.8	428.0

	$1,384.0	1,386.9

TRIZEC CANADA INC.	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following statements of income compares the operating results for Trizec Canada on a year over year basis:

Consolidated Statements of Income

			Increase
For the years ended December 31			(Decrease) in
(US$ millions)	2004	2003	Net Income
		(restated)
Revenue
Rental revenue	$—	34.7	(34.7)
Interest income	7.9	5.6	2.3

	7.9	40.3	(32.4)
Expenses
Property operating expenses	—	(26.9)	26.9
General and administrative expense	(7.6)	(6.9)	(0.7)
Interest expense	(0.5)	(3.4)	2.9
Depreciation expense	—	(1.9)	1.9

	(0.2)	1.2	(1.4)
Other income (expense)
Share of earnings of Trizec Properties	24.8	59.6	(34.8)
Exchangeable debentures interest expense, net	(12.4)	(12.4)	—
Gain on sale of properties	4.6	53.4	(48.8)
Foreign exchange gains	20.3	4.9	15.4
Other	0.5	0.2	0.3

Income before taxes	37.6	106.9	(69.3)
Income and other corporate taxes	29.6	15.7	13.9

Income from continuing operations	67.2	122.6	(55.4)
Discontinued operations-share of earnings of Trizec
Properties	23.9	15.0	8.9

Net income	$91.1	137.6	(46.5)

Income per share
Basic and diluted
Continuing operations	$1.12	2.05	(0.93)

Discontinued operations	$0.40	0.25	0.15

Net income	$1.52	2.30	(0.78)

Rental income

Consistent with its plan, Trizec Canada, effective December 31, 2003, had monetized all of its non-U.S. real estate assets and, as a result, will no longer have rental income going forward. On a year-over-year basis, rental income (rental revenue less property operating expenses) decreased by a total of $7.8 million. The change, due to 2003 dispositions, resulted in a decrease in rental income in Europe of $4.3 million, and a decrease in rental income of $3.5 million in Canada.

Effective December 31, 2003, the Corporation’s interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited.

TRIZEC CANADA INC.	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest income

Total interest income increased by approximately $2.3 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase was primarily due to interest income earned on the Corporation’s portfolio of marketable securities during 2004.

Interest expense

Total interest expense decreased by approximately $2.9 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This decrease was primarily due to repayment of the approximately $60 million bridge loan facility during the first quarter of 2003.

Gain on sale of properties

For the years ended December 31	2004	2003

Canada-CN Tower and other	$—	1.4
European retail/entertainment properties	4.6	52.0

	$4.6	53.4

During 2004, $1.1 million was received in respect of recoveries on a previous property disposition in Spain. In addition, $3.5 million was recorded with respect to further proceeds from a previous property sale in Germany.

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a gain on sale of properties in the amount of $0.7 million.

During the third quarter of 2003, Trizec Canada recorded a gain in the amount of $2.5 million as a result of the sale of its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague.

During the second quarter of 2003, Trizec Canada recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of Trizec Canada, along with a director of Trizec Canada, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, Trizec Canada sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million (€24.0 million) vendor take back note. A price discount of $4.3 million (€4.0 million) may be applied to the note depending upon the profitability of the development assets at the end of the four year period. The note, net of the price discount is included in investments and other assets (2004 — $27.1 million; 2003 — $25.1 million). No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, Trizec Canada recorded a gain of $47.7 million during the first quarter of 2003. During the year ended

TRIZEC CANADA INC.	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2004 the Corporation recorded interest income in the amount of approximately $0.6 million (2003 — $0.4 million) from this note receivable.

In addition, the Corporation has also provided certain indemnifications related to the sales of its interest in TriGranit and a certain TriStannifer Developments’ property. The maximum amounts from these indemnifications cannot be reasonably estimated at this time.

Foreign exchange gains

For the years ended December 31	2004	2003

Foreign exchange translation gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$12.2	—
Recognition of historical foreign currency adjustment resulting from reductions of net investments in Canada and Europe	8.1	4.9

	$20.3	4.9

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in equity as these operations are no longer considered to be self sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

In addition, as a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $8.1 million.

During the year ended December 31, 2003, the Corporation recorded a $4.9 million exchange gain in connection with the sale of assets in the Czech Republic ($1.8 million), the sale of its interest in the TriGranit joint venture ($3.1 million) and the repatriation of invested capital that resulted in the recognition of a portion of the historic European foreign currency translation gain.

Share of earnings of Trizec Properties

For the years ended December 31	2004	2003

Share of earnings of Trizec Properties
Continuing operations	$24.8	59.6
Discontinued operations	23.9	15.0

	$48.7	74.6

The Corporation accounts for its investments in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.

The decrease in total share of earnings of Trizec Properties of approximately $25.9 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 reflects the decrease in net income (prepared in accordance with Canadian GAAP) of Trizec Properties from approximately $214.0 million to $114.0 million. A discussion of the Corporation’s business conducted through Trizec Properties has been included under the caption INVESTMENT IN TRIZEC PROPERTIES, INC.

TRIZEC CANADA INC.	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income and other corporate taxes

The following summarizes the key components of the provision for income and other corporate taxes.

For the years ended December 31	2004	2003

Recovery (expense)
Income taxes
Current
-withholding taxes on REIT distributions	$30.2	(5.9)
Future
-operations and sales	(0.2)	22.8
Capital and other tax	(0.4)	(1.2)

	$29.6	15.7

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount has been credited to the consolidated statement of income.

INVESTMENT ACTIVITIES

Dispositions

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC limited. With the closing of the transaction, Trizec Canada received proceeds of approximately $39 million (C$52 million) during January 2004.

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions. The first transaction involved the sale of TriGranit’s operating properties for net proceeds of $109.3 million, after assumption of property level debt. After deducting cash balances of $28.4 million at the joint venture level, the sale generated net cash proceeds of $80.9 million. The second transaction involved the development assets of the TriGranit joint venture. The purchase consideration for this transaction was a four year interest bearing $25.5 million vendor take back note.

During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague, generating net proceeds of approximately $24.8 million. In addition, the Corporation received proceeds in the amount of $1.8 million in connection with the sale of a European entertainment property.

LIQUIDITY AND CAPITAL STRUCTURE

At December 31, 2004, the Corporation had $56.0 million in cash and cash equivalents on a consolidated basis. In addition, the Corporation had $7.9 million of restricted cash held to satisfy certain obligations. The Corporation also held $106.1 million in marketable securities at December 31, 2004.

As at December 31, 2004, Trizec Canada had a $10 million revolving credit facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at December 31, 2004.

TRIZEC CANADA INC.	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the year ended December 31, 2003 Trizec Canada repaid approximately $59.3 million of its outstanding bridge loan facility.

Dividend distributions

During the first quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2004.

During the second quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2004 Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2004.

During the third quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2004.

During the fourth quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 25, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2004.

Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions. Until November 2007, Trizec Canada intends to pay the same per share dividend on Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock.

Outstanding shares

The following numbers of Trizec Canada shares and share purchase options were outstanding at December 31, 2004 and March 17, 2005.

	Issued and Outstanding at
	December 31	March 17
	2004	2005

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	784,042	784,042

MONETIZATION STATUS

At the time of the Arrangement, the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement were $92 million.

With the receipt in January 2004 of approximately $39 million (C$52 million) in connection with the transfer of its interest in the CN Tower back to Canada Lands Company CLC Limited, Trizec Canada has substantially completed the sale of its non-U.S. assets.

In April 2004, the Corporation collected a $17 million receivable from the sale of Brandenburg Park.

TRIZEC CANADA INC.	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the above transactions, in combination with strengthened Canadian and Euro currencies, and a reduction of Trizec Canada’s estimate of a current tax liability, Trizec Canada s pro forma net other assets grew to $180.9 million at December 31, 2004, of which $170.0 million was held in the form of cash and marketable securities.

The following presents the pro forma Net Other Assets position (excluding its investment in Trizec Properties) of Trizec Canada at December 31, 2004:

		Adjustments for
		Barrick Shares and
		TrizecHahn
		Exchangeable	Investment in	Pro Forma Trizec
As at December 31, 2004	Total	Debentures	Trizec Properties	Canada

Assets
Cash and cash equivalent	$56.0	—	—	56.0
Restricted cash	7.9	—	—	7.9
Other assets	19.6	(10.7)	—	8.9
Investment in Trizec Properties, Inc.	761.7	—	(761.7)	-
Marketable securities	106.1	—	—	106.1
Investments and other assets	328.9	(286.2)	—	42.7
Future income taxes	103.8	—	—	103.8

	$1,384.0	(296.9)	(761.7)	325.4

Liabilities
Exchangeable debentures	$890.9	(890.9)	—	—
Accounts payable and accrued liabilities	31.3	(6.6)	—	24.7

	$922.2	(897.5)	—	24.7

				300.7
Adjustment to future income taxes and to estimated liability				(119.8)

Pro forma Net Other Assets				$180.9

The pro forma Trizec Canada Net Other Assets position at December 31, 2004 includes a net asset of $103.8 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of capital losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the Net Other Assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $16 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of capital losses and timing differences.

RELATED PARTY TRANSACTIONS

In connection with the Arrangement, the Corporation agreed to provide services to, and receive services from, Trizec Properties. In 2004 the Corporation charged $1.4 million (2003 — $1.5 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2003 — $0.2 million). The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.

In connection with the Arrangement, the Corporation entered into a tax cooperation agreement with Trizec Properties. Under the agreement, Trizec Properties has agreed to continue to conduct its business activities with regard to the consequences under Canadian tax legislation to Trizec Canada.

TRIZEC CANADA INC.	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”

CICA 3855 prescribes when a financial asset, financial liability, or non financial derivative is to be recognized on the balance sheet and at what amount-sometimes using fair value; other times using cost based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.

The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.

CICA Handbook Section 3865 (“CICA 3865”) “Hedges”

CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments” — “Recognition and Measurement” and Section 1530 “Comprehensive Income”.

The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.

CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”

CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and CICA 3865 “Hedges”.

TRIZEC CANADA INC.	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.

CICA Handbook Section 3251 (“CICA 3251”) “Equity”

CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855-“Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.

The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.

SUMMARY QUARTERLY INFORMATION

The following summarizes Trizec Canada’s operating results on a quarterly basis, restated for the adoption of AcG-15 (see ACCOUNTING CHANGE). In addition, certain comparatives have been reclassified to the current presentation of discontinued operations.

For the year ended December 31, 2004	1 st	2 nd	3 rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$2.4	0.6	3.3	1.6	7.9
Share of earnings of Trizec Properties	11.6	(9.0)	13.1	9.1	24.8
Income from continuing operations	15.2	28.2	11.9	11.9	67.2
Discontinued operations	17.0	(43.6)	14.3	36.2	23.9
Net income (loss)	32.2	(15.4)	26.2	48.1	91.1
Income (loss) per share-basic and diluted
Continuing operations	0.25	0.47	0.20	0.20	1.12
Discontinued operations	0.29	(0.73)	0.24	0.60	0.40
Net income	0.54	(0.26)	0.44	0.80	1.52

For the year ended December 31, 2003

Revenue	10.5	8.6	11.9	9.3	40.3
Share of earnings of Trizec Properties	23.1	(1.1)	24.3	13.3	59.6
Income from continuing operations	58.6	1.6	22.4	40.0	122.6
Discontinued operations	1.2	2.1	—	11.7	15.0
Net income	59.8	3.7	22.4	51.7	137.6
Income per share-basic and diluted
Continuing operations	0.98	0.03	0.37	0.67	2.05
Discontinued operations	0.02	0.03	—	0.20	0.25
Net income	1.00	0.06	0.37	0.87	2.30

TRIZEC CANADA INC.	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION

The following summarizes selected financial data for Trizec Canada for each of the three most recently completed financial years, restated for the adoption of AcG-15, see ACCOUNTING CHANGE. Certain comparatives have been reclassified to conform to the current presentation of discontinued operations.

As at December 31,
(US$ millions, except per share amounts)	2004	2003	2002

Investment in Trizec Properties, Inc.	$761.7	767.1	731.1
Total assets	1,384.0	1,386.9	1,521.0
Long term debt	—	—	235.3
Exchangeable debentures
Carrying amount	733.9	688.1	466.9
Deferred amount	157.0	202.8	424.0

For the years ended December 31,	2004	2003	2002

Revenue	$7.9	40.3	303.4
Share of earnings of Trizec Properties	24.8	59.6	(12.0)
Income (loss) from continuing operations	67.2	122.6	(31.2)
Discontinued operations	23.9	15.0	(76.2)
Net income (loss)	91.1	137.6	(107.4)
Income (loss) per share-basic and diluted
Continuing operations	$1.12	2.05	(0.34)
Discontinued operations	$0.40	0.25	(0.84)
Net income (loss)	$1.52	2.30	(1.18)
Cash dividends per share	$0.80	0.60	0.35

INVESTMENT IN TRIZEC PROPERTIES, INC.

The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the years ended December 31, 2004 and 2003, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.

Critical Accounting Policies

The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The following are critical accounting policies used by Trizec Properties in connection with the preparation of its financial statements.

Real Estate - Held for Disposition

With respect to real estate assets classified as held for disposition, the determination of such classification is based on Trizec Properties’ stated intention and ability to sell these properties within a stated time period. Real estate assets held for disposition are carried at the lower of their carrying values or estimates fair value less costs to sell. Estimated fair value is determined based on estimates by management of Trizec Properties of amounts that would be realized if the property were offered for sale in the ordinary course of business assuming a reasonable sales period and under normal

TRIZEC CANADA INC.	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

market conditions. Fair values are determined using valuation techniques including third party appraisals when considered appropriate in the circumstances. Estimates of value include assumptions concerning future property cash flows, disposal dates and expected purchaser risk adjusted rates of return requirements. Different assumptions could result in significantly higher or lower estimates of fair value than those determined by management. In addition, changes in future market conditions could result in ultimate sale proceeds varying significantly from those assumed by management, resulting in future gains or losses being recorded.

Real Estate-Held for the Long Term

Trizec Properties evaluates the recoverability of its real estate assets held for the long term and records an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows of the property are less than the carrying amount. A decline in operating results for a particular property could be an indicator of impairment and may therefore require a charge to income in the future.

Deferred Charges

Trizec Properties capitalizes a portion of its internal costs related to its dedicated regional leasing functions. These costs generally include compensation and related costs. The portion capitalized is based on an estimate of successful leasing efforts.

Revenue Recognition

Estimates are used to establish amounts receivable from tenants for such things as common area maintenance, real estate taxes and other cost recoveries. In addition, an estimate is made with respect to Trizec Properties’ provision for allowance for doubtful accounts receivable. The allowance for doubtful accounts reflects Trizec Properties’ estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from the Trizec Properties’ estimates, or if a tenant’s financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.

Trizec Properties generally records the sales of operating properties using the full accrual method at closing when the earnings process is deemed to be complete. Sales not qualifying for full recognition at the time of sale are accounted for under other appropriate deferral methods.

Depreciation

Trizec Properties computes depreciation on its properties using the straight line method based on an estimated useful life of 40 years. The portion of the acquisition cost allocated between land and building for each property may vary based on estimated land value and other factors. The allocation of the acquisition cost to building and the determination of the useful life are based on estimates by management of Trizec Properties of the composite life of the buildings.

Accounting Definitions

Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

TRIZEC CANADA INC.	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Differences from Canadian Accounting Principles

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

Trizec Properties, Inc.
Balance Sheets

			2004				2003
As at December 31,		Proportionate	Leasing	Property	Derivative		CDN	CDN
(US$ millions)	U.S. GAAP	Consolidation	Costs	Book Value	Instruments	Other	GAAP	GAAP

Assets

Real estate, net	$3,721.1	409.4	114.7	(45.1)	—	—	4,200.1	4,779.6
Cash and cash equivalents	194.3	—	—	—	—	—	194.3	129.3
Escrows and Restricted cash	83.8	33.1	—	—	—	—	116.9	97.3
Investment in unconsolidated real estate joint ventures	119.6	(119.6)	—	—	—	—	—	—
Other assets	406.6	67.2	(114.7)	—	11.4	1.7	372.2	360.1

	$4,525.4	390.1	—	(45.1)	11.4	1.7	4,883.5	5,366.3

Liabilities
Mortgage debt and other loans	$2,219.3	420.1	—	—	—	—	2,639.4	3,092.7
Accounts payable and accrued liabilities	339.2	(30.0)	—	—	(8.2)	6.4	307.4	338.5
Minority interest	7.3	—	—	—	—	(4.5)	2.8	2.0
Redeemable preferred stock	0.2	—	—	—	—	(0.2)	—	—

	2,566.0	390.1	—	—	(8.2)	1.7	2,949.6	3,433.2

Shareholders’ Equity	1,959.4	—	—	(45.1)	19.6	—	1,933.9	1,933.1

	$4,525.4	390.1	—	(45.1)	11.4	1.7	4,883.5	5,366.3

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:
Assets							$4,883.5	5,366.3
Liabilities							2,949.6	3,433.2

Net Assets							$1,933.9	1,933.1

Trizec Canada’s share (approximately 39%)							$761.7	767.1

TRIZEC CANADA INC.	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.
Statements of Income

							Increase
							(decrease)
							in Net
		2004				2003	Income
For the year ended December 31,		Proportionate	Property		CDN	CDN	under CDN
(US$ millions)	U.S. GAAP	Consolidation	Book Value	Other	GAAP	GAAP	GAAP

Revenues
Property revenue	$712.1	97.8	—	—	809.9	828.1	(18.2)

Expenses

Property operating expenses	(322.0)	(43.0)	—	—	(365.0)	(394.4)	29.4
General and administrative expense	(38.5)	—	—	(1.3)	(39.8)	(40.4)	0.6
Depreciation and amortization expense	(145.3)	(14.4)	1.7	—	(158.0)	(149.3)	(8.7)
Stock option grant expense	(1.3)	—	—	1.3	—	—	—
Provision for losses on properties	(12.7)	—	0.7	(13.2)	(25.2)	(13.9)	(11.3)
Loss on and provision for loss on investment	(14.5)	—	1.3	13.2	—	(15.5)	15.5

	(534.3)	(57.4)	3.7	—	(588.0)	(613.5)	25.5

Operating Income	177.8	40.4	3.7	—	221.9	214.6	7.3

Other income (expenses)
Interest income	5.4	0.4	—	—	5.8	7.9	(2.1)
Foreign currency exchange gain	3.3	—	—	—	3.3	—	3.3
(Loss) gain on early retirement of debt	(7.0)	(5.0)	—	—	(12.0)	5.0	(17.0)
Recovery on insurance claims	0.7	—	—	—	0.7	6.7	(6.0)
Interest expense	(146.6)	(20.2)	—	0.2	(166.6)	(169.4)	2.8
Derivative gain	1.1	(1.1)	—	—	—	—	—
Lawsuit settlement	3.7	—	—	—	3.7	26.7	(23.0)

	(139.4)	(25.9)	—	0.2	(165.1)	(123.1)	(42.0)

Income before the following	38.4	14.5	3.7	0.2	56.8	91.5	(34.7)
Gain on sale of properties, net	—	—	—	10.2	10.2	40.4	(30.2)
Provision for income taxes	(4.4)	—	—	(9.3)	(13.7)	44.1	(57.8)
Minority interest	(1.8)	—	—	1.8	—	—	—
Income from unconsolidated joint ventures	15.2	(15.2)	—	—	—	—	—

Income for continuing operations	47.4	(0.7)	3.7	2.9	53.3	176.0	(122.7)

Discontinued operations
(Loss) income from discontinued operations	(79.0)	—	5.0	—	(74.0)	8.7	(82.7)
Gain on disposition of discontinued real estate	125.5	—	5.2	4.0	134.7	29.3	105.4

	46.5	—	10.2	4.0	60.7	38.0	22.7

Gain on disposition of real estate	7.4	0.7	(3.2)	(4.9)	—	—	—

Net income	$101.3	—	10.7	2.0	114.0	214.0	(100.0)

Trizec Canada’s share (approximately 39%) of earnings of Trizec Properties

Continuing operations					$24.8	59.6
Discontinued operations					23.9	15.0

					$48.7	74.6

Proportionate consolidation

Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly

TRIZEC CANADA INC.	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.

Leasing costs

Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

Property book value

Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.

Derivative instruments

Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.

UPREIT structure

On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company”). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.

TRIZEC CANADA INC.	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Office property portfolio

The supply of, and demand for, office space affect the performance of Trizec Properties’ office property portfolio. Macroeconomic conditions, such as current and expected economic trends, business and consumer confidence and employment levels, drive this demand.

Over the next several years, Trizec Properties plans to continue to concentrate its capital on its core markets and to exit selectively from its investments in secondary markets in an orderly fashion as it has done in the past. Trizec Properties expects principally to redeploy proceeds from sales into debt repayment and investment in Class A office buildings in its core markets. Trizec Properties considers Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

Geographic diversity

Trizec Properties’ geographically diversified asset base makes it more likely that it will be able to generate sustainable cash flows throughout the various phases of economic cycles than if it were less diversified. The following table summarizes the major city focus and geographic distribution of its office property portfolio at December 31, 2004.

Office Portfolio Summary

(At December 31, 2004)		OWNED AREA(1)
					In-place
		Market		Occupancy	Gross Rent
	No. of	Distribution		at December	$ per
	Properties	000s sq. ft.	%	31, 2004	sq. ft.(2)

Core Markets
Atlanta	5	3,481	10%	89.0%	$22.90
Chicago	4	2,434	7%	94.0%	27.80
Dallas	4	4,510	13%	85.2%	19.40
Houston	5	5,645	17%	84.4%	20.20
Los Angeles Area	5	3,684	11%	88.4%	26.70
New York Area	6	5,594	17%	96.8%	31.80
Washington, D.C. Area	18	4,444	13%	95.0%	27.20

Total Core Markets	47	29,792	88%	90.2%	$25.30

Secondary Markets
Charlotte	2	1,368	4%	94.4%	$19.20
Minneapolis	1	813	3%	67.3%	11.80
St. Louis	1	1,041	3%	87.1%	19.80
Tulsa	1	770	2%	78.4%	14.00

Total Secondary Markets	5	3,992	12%	83.9%	$17.50

Total Office Properties	52	33,784	100%	89.5%	$24.40

(1)	For purposes of this table, “owned area” is the sum of the total square footage of Trizec Properties’ pro rata share of the square footage of its properties calculated based on its ownership interest.

(2)	Based on Trizec Properties’ owned area that is occupied. Represents average current in place base rents, including expense reimbursements. Excludes straight — line rent.

TRIZEC CANADA INC.	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2004, based upon Trizec Properties’ total portfolio area, leases expired at an average gross rent of approximately $23.06 per square foot and were generally being signed at an average gross rent per square foot of approximately $21.55.

Lease profile

Over the next five years, beginning in 2005, scheduled lease expirations in Trizec Properties’ office portfolio average approximately 9.7% annually on a consolidated basis.

Scheduled Annual Expirations of Office Leases(1)
(At December 31, 2004)

	2005 Expirations				2006 Expirations				2007 Expirations
	000s				000s				000s
	sq. ft.	%	$ psf	%	sq. ft	%	$ psf	%	sq. ft	%	$ psf	%

Core Markets
Atlanta	506	14.5%	$21.50	15.3%	504	14.5%	$23.54	16.7%	499	14.3%	$23.04	16.2%
Chicago	254	10.4%	28.09	11.2%	269	11.1%	21.35	9.0%	192	7.9%	25.56	7.7%
Dallas	352	7.8%	21.98	10.4%	264	5.9%	18.90	6.7%	778	17.3%	18.79	19.6%
Houston	423	7.5%	21.53	9.5%	302	5.3%	20.34	6.4%	530	9.4%	19.70	10.9%
Los Angeles Area	222	6.0%	25.53	6.5%	589	16.0%	25.14	17.0%	197	5.3%	26.04	5.9%
New York Area	623	11.1%	28.87	10.4%	224	4.0%	39.59	5.1%	185	3.3%	34.19	3.7%
Washington, D.C. Area	632	14.2%	24.28	13.4%	282	6.3%	31.28	7.7%	692	15.6%	32.15	19.5%

Total Core Markets	3,012	10.1%	$24.52	10.9%	2,434	8.2%	$25.16	9.0%	3,073	10.3%	$24.46	11.1%

Secondary Markets	372	9.3%	16.45	10.4%	444	11.1%	23.22	17.6%	260	6.5%	15.60	6.9%

Total-Owned Area	3,384	10.0%	$23.63	10.8%	2,878	8.5%	$24.86	9.7%	3,333	9.9%	$23.77	10.7%

	2008 Expirations				2009 Expirations
	000s				000s
	sq. ft	%	$ psf	%	sq. ft	%	$ psf	%

Core Markets
Atlanta	338	9.7%	$23.31	11.1%	296	8.5%	$21.74	9.1%
Chicago	143	5.9%	24.69	5.6%	26	1.1%	21.54	0.9%
Dallas	257	5.7%	21.82	7.5%	310	6.9%	21.43	8.9%
Houston	492	8.7%	23.74	12.1%	223	4.0%	21.74	5.0%
Los Angeles Area	208	5.6%	24.47	5.9%	214	5.8%	27.95	6.9%
New York Area	206	3.7%	41.53	5.0%	1,163	20.8%	33.29	22.5%
Washington, D.C. Area	576	13.0%	31.72	16.0%	597	13.4%	27.86	14.5%

Total Core Markets	2,220	7.5%	$27.30	8.9%	2,829	9.5%	$28.21	11.8%

Secondary Markets	435	10.9%	17.86	13.3%	666	16.7%	12.87	14.6%

Total-Owned Area	2,655	7.9%	$25.75	9.3%	3,495	10.3%	$25.29	12.0%

(1)	Expiring rental rates per square foot represent base rents at time of expiry plus current expense reimbursements and exclude straight — line rent.

Over the last three years, Trizec Properties has leased approximately 18.2 million square feet of new and renewal space, based on its owned area. Occupancy for the entire portfolio based on owned area was approximately 89.5% at December 31, 2004, up from approximately 86.6% at December 31, 2003.

Tenant diversity

Trizec Properties’ diversified tenant base adds to the durability of its future cash flow. The following table summarizes the breadth and diversity by industry of the approximately 2,000 tenants in the portfolio at December 31, 2004.

TRIZEC CANADA INC.	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Industry	% Owned Area

Banking/Securities Brokers	19%
Legal Services	13%
Oil & Gas	7%
Computers/Communications	7%
Miscellaneous Business Services	6%
Insurance/Non — Bank Financial	6%
Wholesalers/Retailers	5%
Engineering/Architectural Services	4%
Government	4%
Accounting	3%

This large tenant base and strong position in key markets allows Trizec Properties to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts.

Trizec Properties’ ten largest tenants accounted for approximately 21.6% of its gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2004. No single tenant accounted for more than approximately 4.6% of Trizec Properties’ gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2004. The following table sets forth information concerning Trizec Properties’ ten largest tenants at December 31, 2004.

Top Ten Tenants by Rent Revenue	% Rent Revenue(1)	% Owned Area

Wachovia Securities Financial Holdings	4.6%	4.2%
The Goldman Sachs Group	2.7%	1.7%
Government Services Administration	2.5%	1.9%
Bank of America	2.1%	2.4%
Continental Airlines	2.0%	2.2%
Devon Energy Corporation	1.8%	1.7%
Ernst & Young	1.8%	1.1%
Fried, Frank, Harris	1.7%	1.0%
The Capital Group Corporation	1.3%	1.0%
JP Morgan Chase	1.1%	0.9%

Total Top Ten Tenants	21.6%	18.1%

(1) Represents base rent plus expense reimbursements and excludes straight-line rent.

Top office properties

The following table summarizes Trizec Properties’ top ten properties based on contribution to Trizec Properties’ rent revenue for the year ended December 31, 2004. All of the properties in the table are 100% owned unless otherwise indicated.

TRIZEC CANADA INC.	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Top Ten Properties by
Rental Revenue Contribution		% Rent Revenue(1)	% Owned Area

One New York Plaza	New York, NY	8.3%	7.3%
Allen Center	Houston, TX	7.4%	9.4%
The Grace Building (50%)	New York, NY	4.1%	2.2%
Galleria Towers	Dallas, TX	3.6%	4.2%
Ernst & Young Plaza	Los Angeles, CA	3.5%	3.7%
Renaissance Tower	Dallas, TX	3.3%	5.2%
Newport Tower	Jersey City, NJ	3.1%	3.1%
1411 Broadway (50%)	New York, NY	3.0%	1.7%
Metropolitan Square	St. Louis, MO	2.3%	3.1%
120 South Riverside	Chicago, IL	2.2%	2.0%

Total Top Ten Properties		40.8%	41.9%

(1)	Represents base rent plus expense reimbursements and includes straight — line rent.

Retail/entertainment properties

At December 31, 2003, Trizec Properties owned one retail/entertainment property, Hollywood & Highland in Los Angeles, California, which is a 645,000-square-foot complex. Trizec Properties also developed a 640-room hotel as part of the complex, which was held in a joint venture that was consolidated in Trizec Properties’ financial statements as of December 31, 2003. The complex opened on November 8, 2001. The hotel opened on December 26, 2001. On February 27, 2004, Trizec Properties sold the Hollywood & Highland complex for gross proceeds of approximately $201.0 million. In conjunction with the sale, Trizec Properties paid off and retired approximately $214.1 million of mortgage debt related to the Hollywood & Highland complex.

Results of operations for the year ended December 31, 2004

Property revenues

Property revenues decreased by approximately $18.2 million for the year ended December 31, 2004, compared to the year ended December 31, 2003. Property revenues increased by approximately $14.8 million due to the acquisition of Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004 and by approximately $1.3 million due to the acquisition of an interest in of 2001 M Street, located in Washington D.C., in the fourth quarter of 2004. In addition, property revenues decreased by approximately $2.1 million due to an decrease in termination fee income and property revenues increased by approximately $3.3 million primarily due to an increase in recovery income. Property revenues also partially increased due to an increase of approximately $0.3 million in management fee income for the year ended December 31, 2004 compared to the year ended December 31, 2003. These increases were substantially offset by decreases of approximately $11.2 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004, by approximately $5.4 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004, and by approximately $0.5 million due to the sale of Paseo Colorado in Pasadena, California in the first quarter of 2003. In addition, property dispositions in 2003 decreased property revenues by approximately $13.2 million. Property rental revenue also decreased by approximately $5.5 million primarily due to a decrease in average rental rates and other for the year ended December 31, 2004 compared to the year ended December 31, 2003.

TRIZEC CANADA INC.	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the year ended December 31, 2004, Trizec Properties recorded approximately $8.2 million of termination fees for its office portfolio compared to approximately $10.3 million for the year ended December 31, 2003.

Property operating expenses

Property operating expenses decreased by approximately $29.4 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The sale of 151 Front Street resulted in a decrease of approximately $7.1 million, the sale of a 50% interest in Plaza of the Americas resulted in a decrease of approximately $3.6 million, and the sale of Paseo Colorado resulted in a decrease of approximately $0.6 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. Property dispositions during 2003 decreased property operating expenses by approximately $7.5 million. Property operating expenses decreased by approximately $8.6 million due to a decrease in insurance expense and by approximately $1.1 million due to a decrease in property tax expense primarily resulting from a property tax settlement for a property located in Dallas, Texas. In addition, property operating expenses decreased by approximately $2.9 million primarily due to a decrease in building management expenses and by approximately $2.4 million due to a decrease in bad debt expense. These decreases were partially offset by an increase of approximately $6.3 million due to the acquisition of Bank of America Plaza and by approximately $0.3 million due to the acquisition of an interest in 2001 M Street. In addition, there was a net decrease of approximately $2.2 million primarily due to an increase in utilities expense, repairs and maintenance expense and other recoverable expenses for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Excluding the impact of lease termination fees on revenues, Trizec Properties’ office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to 54.5% for the year ended December 31, 2004 from 51.8% for the year ended December 31, 2003, primarily reflecting a decrease in operating expenses.

General and administrative expense

General and administrative expense includes expenses for Trizec Properties’ corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

General and administrative expense decreased by approximately $0.6 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This decrease is due primarily to expense related to the net settlement of warrants incurred during the year ended December 31, 2003 and a decrease in bonus accruals during the year ended December 31, 2004. These decreases were partially offset by separation costs incurred during the year ended December 31, 2004. In addition, Trizec Properties terminated its lease at the Sears Tower, located in Chicago, Illinois, during the fourth quarter of 2004 and paid a fee of approximately $3.2 million related to such termination.

General and administrative expense includes stock option grant expense and is comprised of the amortization of the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization and stock option expense related to the adoption of CICA Handbook Section 3870, for stock options issued in 2003. For stock options granted in 2003, this non-cash cost incurred relates to the fair value of the stock options at the date of grant. Stock option grant expense increased by approximately $0.2 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase is primarily due to an increase in stock option grant expense of approximately $0.9 million resulting from the immediate vesting of certain stock options due to the separation of one of Trizec Properties’ executives during the third quarter of 2004, offset by a decrease in stock option grant expense of approximately $0.7 million primarily resulting from the cessation of amortization due to the vesting of stock options.

TRIZEC CANADA INC.	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and amortization

Depreciation and amortization expense increased by approximately $8.7 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. Depreciation and amortization increased by approximately $7.0 million due to the acquisition of Bank of America Plaza and by approximately $0.5 million due to the acquisition of an interest in 2001 M Street. In addition, depreciation and amortization expense increased approximately $4.8 million primarily due to accelerated depreciation of tenant improvements resulting from the early termination of leases and additional tenant improvements during the year ended December 31, 2004 compared to the year ended December 31, 2003. Property dispositions in 2003 decreased depreciation by approximately $2.1 million. The disposition of a 50% interest in Plaza of the Americas resulting in a decrease in depreciation and amortization expense of approximately $1.5 million for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Provision for loss on properties

During the year ended December 31, 2004, Trizec Properties recognized a provision for loss on properties in the aggregate amount of approximately $25.2 million. In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas, “Trizec Plaza of the Americas, L.P.” Prior to the formation of Trizec Plaza of the Americas L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based on the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on properties of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.

In addition, during the year ended December 31, 2004, Trizec Properties recognized a provision for loss on properties of approximately $13.2 million to reduce the carrying value of its investment in Main Street Partners, L.P., a joint venture through which it owns a 50% interest in Bank One Center in Dallas, Texas, to its fair value. Fair value was determined by an internal valuation.

During the year ended December 31, 2003, Trizec Properties recorded a provision for loss on properties of approximately $13.9 million relating to Clark Tower in Memphis, Tennessee.

Loss on and provision for loss on investments

During the year ended December 31, 2003, Trizec Properties recorded a loss on investment of approximately $15.5 million related to the sale of its interest in a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois.

Interest Income

Interest and other income decreased by approximately $2.1 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. Interest and other income decreased due to income received during the year ended December 31, 2003 of approximately $1.2 million due to death benefits received on an insurance policy, approximately $1.3 million due to a litigation refund, and approximately $1.0 million due to dividends received on the Chelsfield plc investment. These decreases were partially offset by an increase in interest income resulting from an increase in average cash balances for the year ended December 31, 2004 compared to the year ended December 31, 2003.

TRIZEC CANADA INC.	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign currency exchange gain

During the year ended December 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario, recognizing a foreign currency exchange gain of approximately $3.3 million.

(Loss) gain on early debt retirement

During the year ended December 31, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $12.0 million. During the year ended December 31, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million revolving credit facility. Trizec Properties recorded a loss on early debt retirement of approximately $3.2 million comprised of the write-off of unamortized financing costs of approximately $2.4 million and a prepayment fee of approximately $0.8 million related to the paydown of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates. In addition, in conjunction with the sale of real estate, the refinancing of a $120.0 million mortgage loan, and the Swig Joint Ventures refinancings. Trizec Properties recorded a loss on early debt retirement of approximately $7.4 million comprised of the write-off of unamortized deferred financing costs of approximately $2.5 million and a prepayment penalty of approximately $6.1 million, offset by the forgiveness of debt of approximately $1.2 million.

During the year ended December 31, 2003, Trizec Properties recorded an aggregate gain on early debt retirement of approximately $5.0 million. Trizec Properties recorded an approximately $3.6 million gain on early debt retirement related to the forgiveness of a $17.9 million construction facility on its remaining technology property. On June 30, 2003, Trizec Properties conveyed title of its remaining technology property to the lender and is no longer obligated to the lender under the $17.9 million construction facility. The $3.6 million gain on early debt retirement is net of approximately $0.5 million remitted to the lender in full satisfaction of any exposure related to the construction facility. On February 25, 2003, Trizec Properties sold New Center One in Detroit, Michigan and extinguished a non-recourse loan, secured by the property, through repayment and forgiveness. Trizec Properties recorded a gain on early debt repayments of $2.8 million related to this transaction. These gains on early debt retirement are partially offset by the write-off of unamortized deferred financing costs of approximately $1.4 million as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties.

Recovery on insurance claims

During the year ended December 31, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.

Beginning in late 2001 and during 2002, Trizec Properties replaced a chiller at One New York Plaza in New York, New York, that was damaged in 2001, and it expects total remediation and improvement costs will be approximately $19.0 million. During the year ended December 31, 2003, Trizec Properties received approximately $7.0 million in insurance proceeds, which was included in recovery on insurance claims, related to this chiller. Trizec Properties filed a claim for additional proceeds related to the chiller at One New York Plaza; however there is no assurance that Trizec Properties will be successful with such effort.

TRIZEC CANADA INC.	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expense

Interest expense decreased by approximately $2.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. Early debt retirements resulted in a decrease in interest expense of approximately $14.5 million. In addition, lower average debt balances outstanding for year ended December 31, 2004 compared to the year ended December 31, 2003 due to regular principal amortization and lump sum repayments resulted in a decrease in interest expense of approximately $0.9 million. The retirement of debt due to property dispositions resulted in a decrease in interest expense of approximately $0.1 million. These decreases were partially offset by an increase in interest expense of approximately $3.5 million due to an increase in average interest rates and additional interest expense related to refinancings for the year ended December 31, 2004 compared to the year ended December 31, 2003. A higher outstanding balance on Trizec Properties’ credit facility resulted in an increase in interest expense of approximately $4.1 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. In addition, in conjunction with the purchase of Bank of America Plaza in Los Angeles, California and the acquisition of an interest in 2001 M Street in Washington, D.C., during the year ended December 31, 2004, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $5.1 million.

Lawsuit settlement

During the year ended December 31, 2004, Trizec Properties recorded a gain on lawsuit settlement of approximately $3.7 million related to the final resolution and settlement of an asbestos claim. Cash proceeds from this lawsuit settlement were received in the fourth quarter of 2004.

In July 2003, Trizec Properties reached an agreement in which it agreed to end litigation and resolve standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties’ agreement to end the litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation agreed to dismiss all claims against Trizec Properties. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

Gain on sale of properties, net

During the second and fourth quarters of 2004, Trizec Properties sold two Woodbridge land properties and residual land in Florida, recording a gain on sale of properties of $9.0 million.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to its joint venture partner for a net sales price of approximately $47.8 million, resulting in a loss on disposition of real estate, net, of approximately $20.1 million.

On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of approximately $0.7 million in conjunction with the sale.

TRIZEC CANADA INC.	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.6 million.

During the three months ended December 31, 2003, Trizec Properties sold Clark Tower in Memphis, Tennessee and Esperante Office Building in West Palm Beach, Florida, resulting in a net gain of $19.7 million.

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

Income and other corporate taxes

Income and other taxes includes franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes increased by approximately $57.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003, primarily due to the tax benefit of the disposition of Trizec Properties’ investment in the Sears Tower in Chicago, Illinois of approximately $12.0 million, a tax settlement of approximately $21.0 million, and the liquidation of the Hollywood TRS subsidiary of approximately $13.5 million during the year ended December 31, 2003.

TRIZEC CANADA INC.	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

The table below summarizes the Trizec Properties’ properties designated as held for disposition pursuant to CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations” (“CICA 3475”).

		Designated as Held	Provision	Date
Property	Location	for Disposition	Taken	Disposed
Properties sold prior to December 31, 2004
Minnesota Center	Minneapolis, MN	Sep-03	$3.1	Oct-03
9800 La Cienega	Los Angeles, CA	Dec-03	—	Nov-03
Park Central II	Dallas, TX	Dec-03	—	Dec-03
Desert Passage	Las Vegas, NV	Dec-03	—	Dec-03

TOTAL 2003			$3.1

Hollywood & Highland Retail	Los Angeles, CA	Feb-04	$—	Feb-04
Hollywood & Highland Hotel	Los Angeles, CA	Feb-04	—	Feb-04
1441 Main Street	Columbia, SC	Jun-04	—	Jun-04
St. Louis Place	St. Louis, MO	Jun-04	—	Jun-04
Borden Building	Columbus, OH	Jun-04	21.4	Jul-04
Park Central I	Dallas, TX	Jun-04	2.5	Aug-04
1333 Main Street	Columbia, SC	Jun-04	6.7	Aug-04
3700 Bay Area Blvd.	Houston, TX	Jun-04	—	Sep-04
Capital Center II & III	Sacramento, CA	Sep-04	—	Sep-04
Lakeside Centre and
New Market Business Park	Atlanta, GA	Jun-04	9.1	Dec-04
Bank of America Columbia	Columbia, SC	Jun-04	3.0	Dec-04
Williams Center I & II	Tulsa, OK	Jun-04	22.3	Dec-04
Silver Spring Centre	Silver Spring, MD	Sep-04	—	Dec-04
Gateway Center	Pittsburgh, PA	Sep-04	39.1	Dec-04
110 William Street	New York, NY	Sep-04	—	Dec-04
250 West Pratt Street	Baltimore, MD	Sep-04	—	Dec-04
Property held for disposition at December 31, 2004
Shoreline Square	Long Beach, CA	Sep-04	—	N/A

TOTAL 2004			$104.1

In accordance with CICA 3475, the results of operations and gains or losses on disposition, if any, for the 20 properties previously designated as held for disposition and sold prior to December 31, 2004, for all periods presented, have been reported as discontinued operations. In addition, in accordance with CICA 3475, the results of operations of one property designated as held for disposition and not sold, for all periods presented, has been reported as discontinued operations.

As part of the periodic assessment of Trizec Properties’ real estate properties relative to both the extent to which such assets are consistent with its long-term real estate investment objectives and the performance and prospects of each asset, Trizec Properties determined during 2004 that its investments in seven real estate properties were impaired. Given Trizec Properties’ strategy focused on owning core real estate in its seven core markets, Trizec Properties reduced its anticipated recovery period of certain of its remaining non-core assets. As a result of the reduction in the anticipated holding period, together with a reassessment of the anticipated future operating income of such non-core real estate properties and the effects of new competition and demand for the properties, Trizec Properties determined that its investments in the

TRIZEC CANADA INC.	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Borden Building, Park Central I, 1333 Main Street, Lakeside Centre and New Market Business Park, Bank of America–Columbia, Gateway Center and Williams Center I & II were impaired. In accordance with CICA 3475, Trizec Properties recorded a provision for losses on properties in the aggregate amount of approximately $104.1 million during of 2004 to reduce the book value of such non-core assets to their estimated fair values. Fair value of these properties was determined by contract prices, less transaction costs and/or internal valuations.

Income from properties classified as discontinued operations increased by approximately $18.3 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase is primarily due to a decrease in interest expense of approximately $23.0 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the retirement of debt related to properties sold subsequent to December 31, 2002. This increase is offset by the loss of net income due to properties sold subsequent to December 31, 2002. Income from discontinued properties for the year ended December 31, 2003 includes the net income of properties sold subsequent to December 31, 2002, whereas income from discontinued operations for the year ended December 31, 2004 includes only the net income of properties sold subsequent to December 31, 2003.

During the year ended December 31, 2003, Trizec Properties recorded a provision for loss on or discontinued real estate of approximately $3.1 million related to Minnesota Center in Minneapolis, Minnesota. The fair value of the property was determined by a contract price, less transaction costs.

During the year ended December 31, 2004, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $134.7 million due to the sales of the Hollywood & Highland Complex and fourteen non-core office properties.

During the year ended December 31, 2003, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $29.3 million due to the sales of three non - core office properties.

Liquidity and Capital Resources

At December 31, 2004, Trizec Properties had $194.3 million in cash and cash equivalents. In addition, Trizec Properties had $116.9 million of restricted cash at property and joint venture levels and cash held for other purposes.

Trizec Properties has stated that its objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain REIT status.

Trizec Properties has stated that it expects to meet its liquidity requirements over the next twelve months for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and distributions required to maintain its REIT status through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured or unsecured debt, proceeds from the possible sale of capital stock or a combination of these sources. Trizec Properties’ net cash flow from operations is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.

Trizec Properties has stated that it expects to meet its liquidity requirements beyond twelve months for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax

TRIZEC CANADA INC.	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

issues and distributions required to maintain its REIT status through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured or unsecured debt, proceeds from the possible sale of capital stock or a combination of these sources. Trizec Properties’ net cash flow from operations is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.

Trizec Properties has a $750.0 million unsecured credit facility which matures in June 2007. The amount available to be borrowed under the unsecured credit facility at any time is determined by certain properties that it, or its subsidiaries that may from time to time guarantee the unsecured credit facility, own that satisfy certain conditions of eligibility. These conditions are not uncommon for unsecured credit facilities of this nature. During the remainder of its term, the amount available to be borrowed under the unsecured credit facility will likely fluctuate. The capacity under the unsecured credit facility may decrease as Trizec Properties sells or places permanent financing on assets currently supporting the unsecured credit facility. In addition, the capacity under the unsecured credit facility may decrease if its assets no longer meet certain eligibility requirements. Likewise, the capacity under the unsecured credit facility may increase as certain assets otherwise meet the eligibility requirements. As of December 31, 2004, the amount available to be borrowed under the unsecured credit facility was approximately $484.9 million, of which $150.0 million was drawn and outstanding. During the remainder of the term of the unsecured credit facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the unsecured credit facility will likely increase from time to time as Trizec Properties uses funds from the unsecured credit facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. The balance under the unsecured credit facility will also likely be reduced as a result of proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.

Under Trizec Properties’ unsecured credit facility, it is subject to covenants, including financial covenants, restrictions on other indebtedness, restrictions on encumbrances of properties that it uses in determining its borrowing capacity and certain customary investment restrictions. The financial covenants include the requirement that Trizec Properties’ total leverage ratio not exceed 65.0% in year one, 62.5% in year two and 60.0% in year three; the requirement that its interest coverage ratio be greater than 2.0 times; the requirement that its fixed charge coverage ratio be greater than 1.5 times; and the requirement that its net worth be in excess of $1.5 billion. Trizec Properties financial covenants also include a restriction on dividends or distributions of more than 90% of funds from operations (as defined in the unsecured credit facility agreement). If Trizec Properties is in default in respect to its obligations under the unsecured credit facility, dividends will be limited to the amount necessary to maintain REIT status. Trizec Properties anticipates it would not meet all requirements with respect to the dividend restriction covenant under the unsecured credit facility for the nine months ended September 30, 2004 and the year ended December 31, 2004. As such, it requested and received a waiver from the lenders of the unsecured credit facility which waives said requirements for such covenant for the nine months ended September 30, 2004 and the year ended December 31, 2004. Other than as noted, at December 31, 2004, Trizec Properties was in compliance with these financial covenants.

Trizec Properties also has available an effective shelf registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the current trading price of its stock and the current interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.

TRIZEC CANADA INC.	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

After dividend distributions, Trizec Properties’ remaining cash from operations will not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties will be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or the issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available or be available on economical terms when necessary in the future.

Contractual obligations

The following table summarizes Trizec Properties’ contractual obligations as of December 31, 2004:

		Payments Due by Period ($ in millions)
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
Long-term debt	$2,069	$51	$526	$528	$965
Ground lease obligations	229	1	2	3	223
Operating lease	1	1	—	—	—
Purchase obligations(1)	36	20	6	4	5
Tenant obligations	87	67	13	4	3

Total	$2,422	$140	$547	$539	$1,196

(1)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Trizec Properties has various standing or renewable service contracts with vendors related to its property management that provide for cancellation with insignificant or no cancellation penalties and, therefore, have not been included in the above table.

Off balance sheet arrangements

As part of Trizec Properties’ ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Trizec Properties has stated that it does not believe that it currently has any off-balance sheet arrangements.

Cash flow activity

At December 31, 2004, Trizec Properties had $194.3 million in cash and cash equivalents as compared to $129.3 million at December 31, 2003.

Investing activities

Net cash provided by (used in) investing activities reflects the ongoing impact of expenditures on tenant installation costs, capital expenditures, investments in and distributions from real estate joint ventures, and the impact of acquisitions, developments and dispositions.

TRIZEC CANADA INC.	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Tenant installation costs

Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. Overall stagnant market conditions for the year ended December 31, 2004 resulted in a modest decrease in vacancies over the same period in the prior year. The stagnant market conditions, combined with sublet space inventory in Trizec Properties’ major markets, has increased the downward pressure on rental rates and the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio, including Trizec Properties’ share of such costs incurred by joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents Trizec Properties’ pro rata owned share of square feet leased.

For the years ended December 31	2004	2003
	(in millions)
Square feet leased
– new leasing	2.7	3.2
– renewal leasing	2.8	3.0
Tenant square feet leased	5.5	6.2
Tenant installation costs	$114.0	$91.6

Capital expenditures

To maintain the quality of Trizec Properties’ properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the year ended December 31, 2004, capital expenditures for the total office portfolio, including its share of such expenditures incurred by real estate joint ventures, was approximately $13.9 million (2003 – $21.6 million). Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, any major mechanical attribute or system replacement, and any redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of Trizec Properties’ office acquisitions, it has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration at the time of acquisition when negotiating its purchase price.

Acquisitions

In August 2004, Trizec Properties acquired Bank of America Plaza, located at 333 South Hope Street, Los Angeles, California, from an unrelated third party for approximately $420.7 million.

In November 2004, Trizec Properties acquired an interest in an entity that owns 2001 M Street, located in Washington, DC, from an unrelated third party valued at approximately $75.6 million (see discussion below).

TRIZEC CANADA INC.	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Dispositions

During the year ended December 31, 2004, Trizec Properties sold fifteen office properties, a partial interest in one office property, a partial interest in a joint venture development, two retail properties and three land parcels, generating aggregate net proceeds of approximately $959.9 million, or approximately $680.1 million after debt repayment.

Hollywood & Highland Hotel

The Hollywood & Highland Hotel is a 640 room hotel located in Los Angeles, California. At December 31, 2003, Trizec Properties had a 91.5% ownership and economic interest in an entity that owns the Hollywood & Highland Hotel. It was determined that the Hollywood & Highland Hotel was a VIE and Trizec Properties was its primary beneficiary. As such, Trizec Properties consolidated the financial position and results of operations of the Hollywood & Highland Hotel for the year ended December 31, 2003. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel.

Trizec 2001 M Street Holdings LLC

In November 2004, Trizec Properties entered into a joint venture, Trizec 2001 M Street Holdings LLC, with an unrelated third party to purchase an interest in an entity that owns 2001 M Street. Trizec 2001 M Street Holdings LLC is owned 98% by Trizec Properties and 2% by a third party. Trizec 2001 M Street Holdings LLC acquired such interest from an unrelated third party for a net purchase price of approximately $75.6 million. The property is encumbered by a non-recourse mortgage loan of approximately $44.5 million, bearing interest at a fixed rate of 5.25% and scheduled to mature in December 2014. The remainder of the purchase price was funded with proceeds from the 2004 unsecured credit facility.

Real estate joint ventures

In April 2004, the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.P., in which Trizec Properties acquired a 25% interest. The JBG/TrizecHahn Waterview Venture L.L.C. recognized a gain on disposition of real estate of approximately $1.1 million in conjunction with such sale.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.8 million, resulting in a net loss on disposition of real estate of approximately $20.1 million for the sale of the 50% interest. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based upon the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on real estate of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.

As part of the periodic assessment of its real estate investments relative to both the extent to which such investments are consistent with its long-term real estate investment objectives and performance and prospects of each investment, Trizec Properties determined in the second quarter of 2004 that its investment in Main Street Partners, L.P., a joint venture through which Trizec Properties owns a 50% interest in Bank One Center in Dallas, Texas, was impaired. As a result of the reassessment of the anticipated future operating results of such non-core investment, Trizec Properties determined

TRIZEC CANADA INC.	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

that its investment in such joint venture was impaired. Trizec properties recognized a provision for loss on investment of approximately $14.6 million to reduce the carrying value of such investment to its fair value.

Sears Tower

On December 3, 1997, Trizec Properties purchased a subordinated mortgage collateralized by the Sears Tower in Chicago for $70.0 million and became the residual beneficiary of the trust that holds title to the Sears Tower. The Sears Tower is currently held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to the participating first mortgage, were to be distributed to Trizec Properties as the residual beneficiary. In 2002, a loss provision of $48.3 million was recorded to reduce the carrying value of its investment in the Sears Tower to its estimated fair value of $23.6 million.

On August 28, 2003, Trizec Properties sold its interest in the subordinated mortgage to Metropolitan Life Insurance Company, the holder of the First Mortgage, for approximately $9.0 million. During the third quarter of 2003, Trizec Properties recognized a loss on the sale of its interest in the subordinated mortgage to Metropolitan Life Insurance Company of approximately $15.3 million. In addition, Trizec Properties recognized a tax benefit related to this transaction of approximately $12.0 million which is included in income and other corporate taxes.

Financing Activities

During the year ended December 31, 2004, Trizec Properties used approximately $759.8 million in financing activities due primarily to approximately $882.3 million of principal repayments on mortgage debt, approximately $279.8 million of repayments of mortgage debt and other loans upon property dispositions and approximately $10.9 million of financing fees related to refinancing of certain mortgage debt and financing costs incurred in conjunction with our $750.0 million unsecured credit facility. Trizec Properties also established an escrow of approximately $28.7 million related to the modification and subsequent payment in full of the mortgage loan related to the sale of 250 West Pratt Street, located in Baltimore, Maryland. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $126.0 million in dividends to its stockholders. These uses were partially offset by proceeds from mortgage debt financings and refinancings, net draws on Trizec Properties’ unsecured line of credit and proceeds from the issuance of common stock.

Unsecured credit facility

Trizec Properties entered into a three-year, $350.0 million credit facility, the 2001 Revolving Credit Facility, with a group of banks in the fourth quarter of 2001. In the fourth quarter of 2002, the group of banks unanimously agreed to amend and restate the 2001 Revolving Credit Facility and Trizec Properties entered into the 2002 Revolving Credit Facility. Generally, in exchange for the receipt of collateral, the group of banks agreed to provide more flexible financial covenants than had been originally negotiated. In June 2004, Trizec Properties retired the 2002 Revolving Credit Facility and entered into a $750.0 million unsecured credit facility with a group of banks, the 2004 Unsecured Credit Facility. The 2004 Unsecured Credit Facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on Trizec Properties’ total leverage, and matures in June 2007. The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than 1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the 2004 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2004 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain REIT status. At December 31, 2004, Trizec Properties was in compliance with these financial covenants. Certain conditions of

TRIZEC CANADA INC.	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time. In conjunction with the retirement of the 2002 Revolving Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million comprised of the write-off of unamortized deferred financing costs.

At December 31, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $484.9 million, $150.0 million of which was drawn and outstanding. At December 31, 2003, the amount eligible to be borrowed under the 2002 Revolving Credit Facility was approximately $217.0 million, none of which was drawn and outstanding.

Financing, refinancing and early debt retirement

In January 2004, Trizec Properties refinanced the $120.0 million mortgage loan on Ernst & Young Plaza in Los Angeles, California, which bore interest at a variable rate of LIBOR plus 2.75% and was scheduled to mature in June 2004, with a $120.0 million mortgage loan bearing interest at a fixed rate of 5.07% and scheduled to mature in February 2014. In December 2003, Trizec Properties entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loan. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loan, Trizec Properties paid approximately $3.8 million in settlement of the forward rate swap agreements. The approximately $3.8 million paid on settlement of the forward rate swap agreements will be amortized to interest expense over the life of the mortgage loan. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs.

In February 2004, Trizec Properties paid off and retired the mortgage loan on Galleria Towers in Dallas, Texas. The mortgage loan had a principal balance of approximately $133.5 million, bore interest at a fixed rate of 6.79% and was scheduled to mature in May 2004. In conjunction with the pay off and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.04 million, comprised primarily of the write-off of unamortized deferred financing costs.

In June 2004, Trizec Properties repaid the mortgage loan on 1065 Avenue of the Americas in New York, New York. The mortgage loan had a principal balance of approximately $36.5 million, bore interest at a fixed rate of 7.18% and was scheduled to mature in December 2004.

In July 2004, Trizec Properties paid off and retired the mortgage loan on Newport Tower in Jersey City, New Jersey. The mortgage loan had a principal balance of approximately $102.8 million, bore interest at a fixed rate of 7.09% and had a maturity date of November 2004.

In July 2004, Trizec Properties paid down approximately $444.1 million of its variable rate commercial mortgage pass-through certificates primarily by drawing on the 2004 Unsecured Credit Facility. The variable interest rate commercial mortgage pass-through certificates bore interest at a variable rate of LIBOR plus various spreads between 0.289% and 0.529% and were scheduled to mature between 2006 and 2008. In conjunction with the pay down of the variable interest rate commercial mortgage pass-through certificates, Trizec Properties recorded a loss on early retirement of debt of approximately $3.2 million, comprised of the write-off of unamortized deferred financing costs of approximately $2.4 million and a prepayment fee of approximately $0.9 million.

In August 2004, in conjunction with the acquisition of Bank of America Plaza, located at 333 Hope Street, Los Angeles, California, Trizec Properties entered into two non-recourse mortgage loans totaling approximately $242.0 million, bearing interest at an average fixed rate of 5.31% and scheduled to mature in September 2014.

TRIZEC CANADA INC.	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

In November 2004, Trizec Properties paid off and retired the mortgage loan on Bank of America Plaza in Columbia, South Carolina. The mortgage loan had a principal balance of approximately $19.9 million, bore interest at a fixed rate of 6.90% and had a maturity date of March 2005. Trizec Properties sold Bank of America Plaza in December 2004.

In December 2004, in conjunction with the sale of 250 West Pratt Street located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow is comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. On January 3, 2005, the funds held in escrow were released to the lender. The escrow funds of approximately $28.7 million are included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004.

In conjunction with the sale of real estate during the year ended December 31, 2004, Trizec Properties paid off approximately $279.8 million of mortgage debt, resulting in a loss on early debt retirement of approximately $2.0 million comprised primarily of the write-off of unamortized deferred financing costs, partially offset by the forgiveness of debt.

Property loans are collateralized by deeds of trust or mortgages on properties and mature on various dates between January 2005 and December 2014.

Hedging activities

At December 31, 2004 and 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. Due to the pay off and retirement of certain amounts of variable rate debt during the year ended December 31, 2004, and due to the anticipated pay off and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. In December 2004, Trizec Properties settled $500.0 million of interest rate swap contracts. As a result of the settlement of $500.0 million of interest rate swap contracts, Trizec Properties realized a derivative gain of approximately $1.1 million for the year ended December 31, 2004. The aggregate cost to unwind these interest rate swap contracts was approximately $9.2 million and $20.3 million at December 31, 2004 and 2003, respectively.

In June 2002, Trizec Properties entered into interest rate cap contracts that expired in June 2004 on $120.0 million of its variable rate debt, which limited the underlying LIBOR interest rate on such debt to 6.50%. At December 31, 2003, the fair value of these interest rate cap contracts was nominal. In addition, Trizec Properties entered into an interest rate cap contract that expired in April 2004 on approximately $584.7 million of its variable rate debt, which limited the underlying LIBOR rate on such debt to 11.01%. At December 31, 2003, the fair value of this interest rate cap contract was nominal.

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $272.7 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such variable interest rate commercial mortgage pass-through certificates to April 2005. In conjunction with such extension, Trizec Properties entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the variable interest rate commercial mortgage pass-through certificates to 8.93%.

TRIZEC CANADA INC.	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Joint venture mortgage debt

At December 31, 2004 and 2003, Trizec Properties’ pro rata share of this debt amounted to approximately $420.2 million and $232.7 million, in the aggregate, respectively.

In March 2004, 1114 TrizecHahn-Swig, L.L.C. and 1411 TrizecHahn-Swig, L.L.C., joint ventures through which Trizec Properties owns 50% interests in The Grace Building and 1411 Broadway, respectively, together, the Swig Joint Ventures, repaid and retired a mortgage loan with a principal balance of approximately $39.8 million that bore interest at a rate of LIBOR plus 3.5%. Trizec Properties loaned its joint venture partner approximately $20.0 million in conjunction with the debt pay off and retirement. The loan to Trizec Properties’ joint venture partner bore interest at a rate of LIBOR plus 2.75%, was payable in full on the earlier of March 18, 2005 or the refinancing of the joint venture’s remaining mortgage loan, and was collateralized by the joint venture partner’s investment in the joint venture. The loan to Trizec Properties’ joint venture partner was repaid in full and retired in June 2004 in conjunction with the refinancing discussed below.

In June 2004, the Swig Joint Ventures refinanced an approximately $206.9 million mortgage loan, which bore interest at a fixed rate of 7.50% and was scheduled to mature in March 2005, with two mortgage loans totaling approximately $600.0 million, bearing interest at an average fixed rate of 5.52% and scheduled to mature in July 2014. In May 2004, the Swig Joint Ventures entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loans. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loans, Trizec Properties advanced approximately $11.5 million to the Swig Joint Ventures and the Swig Joint Ventures paid approximately $11.5 million to settle the forward rate swap agreements. The approximately $11.5 million paid on settlement of the forward rate swap agreements will be amortized into interest expense over the life of the mortgage loan. The Swig Joint Ventures recorded a loss on early debt retirement of approximately $10.2 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee.

In June 2004, Trizec Plaza of the Americas, L.P. entered into an approximately $68.0 million mortgage loan, bearing interest at a fixed rate of 5.12% and maturing in June 2011. Plaza of the Americas was removed from a pool of cross-collateralized loans that are part of a 2001 commercial mortgage-backed securities financing.

In August 2004, Main Street Partners, L.P. repaid and retired the mezzanine loan on Bank One Center. The mezzanine loan had a principal balance of approximately $19.1 million, bore interest at a variable rate of 11.9% and was scheduled to mature in December 2004. Main Street Partners, L.P. recorded a loss on early debt retirement of approximately $0.1 million comprised of the write off of unamortized deferred financing costs.

TRIZEC CANADA INC.	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS

As at December 31
(US$ millions)	Note	2004	2003
			(restated Note 2)
Assets
Current assets
Cash and cash equivalents		$56.0	103.9
Restricted cash		7.9	17.8
Other assets	3	19.6	57.6

		83.5	179.33
Investment in Trizec Properties, Inc.	4	761.7	767.1
Investments and other assets	5	435.0	345.6
Future income taxes	11	103.8	94.9

		$1,384.0	1,386.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6	$31.3	68.0

Exchangeable debentures	7
Carrying amount		733.9	688.1
Deferred amount		157.0	202.8

		890.9	890.9

		922.2	958.9
Shareholders’ Equity	9	461.8	428.0

		$1,384.0	1,386.9

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Howard Beck	/s/ B. Wickham

Howard L. Beck,	Robert B. Wickham,
Director	Director

TRIZEC CANADA INC.	43	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(US$ millions, except per share amounts)	Note	2004	2003
			(restated Note 2)
Revenue
Rental revenue		$—	34.7
Interest income		7.9	5.6

		7.9	40.3
Expenses
Property operating expenses		—	(26.9)
General and administrative expense		(7.6)	(6.9)
Interest expense		(0.5)	(3.4)
Depreciation expense		—	(1.9)

		(0.2)	1.2
Other income (expense)
Share of earnings of Trizec Properties	4	24.8	59.6
Exchangeable debentures interest expense, net		(12.4)	(12.4)
Gain on sale of properties	10	4.6	53.4
Foreign exchange gains	9	20.3	4.9
Other		0.5	0.2

Income before taxes		37.6	106.9
Income and other corporate taxes	11	29.6	15.7

Income from continuing operations		67.2	122.6
Discontinued operations - Share of earnings of Trizec Properties	4	23.9	15.0

Net income		$91.1	137.6

Income per share	12
Basic and diluted
Continuing operations		$1.12	2.05

Discontinued operations		$0.40	0.25

Net income		$1.52	2.30

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA INC.	44	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the years ended December 31
(US$ millions)	Note	2004	2003
			(restated Note 2)
Retained Earnings (Deficit), beginning of year, as previously reported		$(3.9)	(105.8)
Accounting change	2	(1.5)	(1.3)

Retained Earnings (Deficit), beginning of year, as restated		(5.4)	(107.1)
Net income		91.1	137.6
Dividends		(47.9)	(35.9)

Retained Earnings (Deficit), end of year		$37.8	(5.4)

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA INC.	45	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(US$ millions)	Note	2004	2003
			(restated Note 2)
Cash flow from (applied to)
Operating Activities
Net income		$91.1	137.6
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)		4.1	(21.4)
Depreciation expense		—	1.9
Gain on sale of properties		(4.6)	(53.4)
Foreign exchange gains		(20.3)	(4.9)
Future income taxes		0.2	(22.8)
Amortization of deferred financing costs		1.1	1.9
Net change in working capital	13	9.7	(27.2)

Total operating cash flows		81.3	11.7

Financing Activities		—
Repayment of long-term debt			(60.9)
Dividends paid		(47.9)	(35.9)

Total financing cash flows		(47.9)	(96.8)

Investing Activities
Purchase of marketable securities		(112.8)	—
Change in other investments		21.6	(4.0)
Change in restricted cash		9.9	53.4
Dispositions		—	26.6
Disposition of interest in TriGranit		—	80.9

Total investing cash flows		(81.3)	156.9

Increase (decrease) in cash and cash equivalents		(47.9)	71.8
Cash and cash equivalents, beginning of the year		103.9	32.1

Cash and cash equivalents, end of the year		$56.0	103.9

See accompanying notes to consolidated financial statements.

TRIZEC CANADA INC.	46	FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended ended December 31, 2004 and 2003
(tabular amounts in US$ millions, except per share amounts)

Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

1. PLAN OF ARRANGEMENT AND SIGNIFICANT ACCOUNTING POLICIES

Plan of Arrangement

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.

Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.

Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (See Notes 2 and 4).

Significant Accounting Policies

a. Variable interest entities

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline Number 15 (“AcG 15”) on the consolidation of variable interest entities (“VIEs”). The guideline applies to annual and interim periods beginning on or after November 1, 2004. VIEs include, amongst others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in (h) below.

TRIZEC CANADA INC.	47	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b. Principles of consolidation

The consolidated financial statements include the accounts of the Corporation, all subsidiaries of the Corporation, all variable interest entities where the Corporation is the primary beneficiary and the accounts of all incorporated and unincorporated joint ventures and partnerships to the extent of the Corporation’s proportionate interest in their respective assets, liabilities, revenues, expenses and cash flows. All material intercompany transactions have been eliminated.

c. Revenue recognition

The Corporation has retained substantially all of the benefits and risks of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenues include minimum rents and recoveries of operating expenses and property taxes. Recoveries of operating expenses and property taxes are recognized in the period the expenses are incurred.

The Corporation reports minimum rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income, over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in deferred rent receivable.

The Corporation provides an allowance for doubtful accounts representing that portion of tenant and other receivables and deferred rent receivables, which are estimated to be uncollectible. Such allowances are reviewed periodically based on the recovery experience of the Corporation.

Income from the sale of properties is recorded when the collection of the proceeds of sale is reasonably assured and all other significant conditions and obligations are met.

d. Reporting currency and foreign currency translation

The consolidated financial statements have been presented in U.S. dollars because it is the currency of the primary economic environment in which the Corporation and Trizec Properties conduct their operations.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the weighted average rate for the period. Until the first quarter of 2004, the Corporation’s foreign currency operations in Canada and Europe were considered to be self-sustaining. Cumulative gains or losses arising from the translation of the assets and liabilities of these operations prior to the first quarter of 2004 are recorded as a separate component of shareholders’ equity until there is a reduction in the net investment in these foreign operations, at which time an appropriate amount is included in the determination of net income.

During the first quarter of 2004, the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars, references to “US$” and “$” are to United States dollars and references to “C$” are to Canadian dollars.

TRIZEC CANADA INC.	48	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

e. Discontinued operations

Effective May 1, 2003, the Corporation adopted the recommendations of CICA Handbook Section 3475, “Disposal of long lived assets and discontinued operations” (“CICA 3475”). Pursuant to the provisions of CICA 3475, properties meeting specific criteria are classified as held for disposition and their operations recorded in discontinued operations. Under the transition rules of CICA 3475 certain properties designated by the Corporation as held for disposition prior to May 1, 2003 continue to be accounted for as held for disposition and their operations recorded in continuing operations.

As a result of the adoption of CICA 3475 the Corporation’s share of earnings of Trizec Properties has been allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.

f. Cash and cash equivalents

Cash and cash equivalents consist of currency on hand, demand deposits with financial institutions and short-term highly — liquid investments with an original maturity of 90 days or less.

g. Restricted cash

Restricted cash represents amounts held by subsidiaries of the Corporation to satisfy certain obligations.

h. Investments

The Corporation accounts for investments over which it exercises significant influence by the equity method. This method adjusts the original cost of the investment for the Corporation’s share of net income or losses and changes in shareholders’ equity, less dividends received. Dilution gains and losses are recognized to the extent the Corporation’s ownership interest is reduced.

Investments in which the Corporation does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividends or cash received.

Marketable securities are considered portfolio investments by the Corporation and are accounted for by the cost method. Impairments are recognized only when there has been a loss in value of the marketable securities that is considered to be other than a temporary decline.

The carrying values of investments, which the Corporation determines to have an impairment in value, considered to be other than temporary, are written down to their estimated realizable value.

i. Exchangeable debentures

The carrying amount of the Corporation’s exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick Gold Corporation (“Barrick”) shares that would be exchanged to extinguish the debenture liability.

As it is contemplated that delivery of the underlying Barrick shares will be made in satisfaction of the liability, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick shares.

TRIZEC CANADA INC.	49	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

j. Income taxes

The Corporation follows the liability method of accounting for future income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Provisions are made for future tax liabilities relating to unremitted earnings of certain of the Corporation’s foreign subsidiaries where it is anticipated that such earnings will be distributed in the future. The liability is calculated based on the tax rates at which the underlying temporary differences are expected to reverse in the future.

k. Financial instruments

The Corporation may use foreign currency forward contracts to manage currency risk. The Corporation accounts for foreign currency forward contracts as hedges and, as a result, the carrying values of the hedged financial instruments are translated into US$ using the exchange rate at which the associated forward contract will be settled.

The carrying amounts of cash and short-term investments, other assets, accounts payable and accrued liabilities approximate their fair value due to their short term to maturity.

Deferred financing costs, which are included in other assets, are amortized to interest expense over the term of the obligation.

l. Hedge accounting

Effective January 1, 2004, the Corporation adopted the new CICA Handbook Accounting Guideline Number 13, “Hedging Relationships”, which amongst other recommendations requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued. There was no impact on adoption of the guideline.

m. Stock based compensation arrangements

Effective January 1, 2003, the Corporation adopted the provisions of the revised CICA Handbook Section 3870 “Stock based compensation and Other Stock based Payments” (“CICA 3870”). The Corporation applied the fair value recognition provisions of CICA 3870, prospectively to all employee stock-based compensation granted by Trizec Canada after December 31, 2002. For employee stock-based compensation grants accounted for under CICA 3870, compensation cost is measured as the fair value of the stock-based compensation at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Corporation will continue to account for stock-based compensation using the intrinsic value method and, accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Corporation’s common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period.

The Corporation’s stock option plan is a share-based compensation arrangement and is described in Note 14.

TRIZEC CANADA INC.	50	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

n. Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

o. Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2. ACCOUNTING CHANGE

The Corporation has adopted the provisions of AcG 15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG 15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.

The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated balance sheet, consolidated statement of income and consolidated statement of cash flows for the year ended December 31, 2003. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2004.

		Deconsolidation
Balance Sheet		of Trizec
December 31,	2003	Properties	2003
	(as reported)		(as restated)
Properties	$4,779.6	(4,779.6)	—
Cash and cash equivalents	233.2	(129.3)	103.9
Restricted cash	115.1	(97.3)	17.8
Other assets	416.1	(358.5)	57.6
Investment in Trizec Properties	—	767.1	767.1
Investments and other assets	329.9	15.7	345.6
Future income taxes	94.9	—	94.9

	$5,968.8	(4,581.9)	1,386.9

Accounts payable and accrued liabilities	$385.2	(317.2)	68.0
Long - term debt	3,092.7	(3,092.7)	—
Exchangeable debentures	890.9	—	890.9

	4,368.8	(3,409.9)	958.9
Non-controlling interests	1,170.5	(1,170.5)	—
Shareholders’ equity	429.5	(1.5)	428.0

	$5,968.8	(4,581.9)	1,386.9

TRIZEC CANADA INC.	51	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Deconsolidation
Statement of Income		of Trizec	Discontinued
For the year ended December 31	2003	Properties	Operations	2003
	(as reported)			(as reported)
Revenue
Rental revenue	$1,009.9	(975.2)	—	34.7
Interest income	14.4	(8.8)	—	5.6

	1,024.3	(984.0)	—	40.3
Expenses			—
Property operating expenses	(495.2)	468.3	—	(26.9)
General and administrative expense	(47.3)	40.4	—	(6.9)
Interest expense	(201.3)	197.9	—	(3.4)
Depreciation expense	(191.4)	189.5	—	(1.9)

	89.1	(87.9)	—	1.2
Other income (expense)
Share of earnings of Trizec Properties	—	61.2	(1.6)	59.6
Exchangeable debentures interest expense, net	(12.4)	—	—	(12.4)
Gain on sale of properties, net	93.8	(40.4)	—	53.4
Foreign exchange gains	4.9	—	—	4.9
Gain (loss) on investments, net	(15.3)	15.5	—	0.2
Provision for losses on properties	(13.9)	13.9	—	—
Gain on lawsuit settlement	26.7	(26.7)	—	—
Recovery on insurance claims	6.7	(6.7)	—	—
Gain on early retirement of debt, net	5.0	(5.0)	—	—
Non-controlling interests	(119.1)	119.1	—	—

Income before taxes	65.5	43.0	(1.6)	106.9
Income and other taxes	60.1	(43.0)	(1.4)	15.7

Income from continuing operations	125.6	—	(3.0)	122.6
Discontinued operations	12.2	(0.2)	3.0	15.0

Net income	$137.8	(0.2)	—	137.6

		Deconsolidation
Statement of Cash Flows		of Trizec
{For the year ended December 31,	2003	Properties	2003
	(as reported)		(as restated)
Cash flow from (applied to)
Operating activities	$252.7	(241.0)	11.7
Financing activities	(706.0)	609.2	(96.8)
Investing activities	592.2	(435.3)	156.9

Increase in cash and cash equivalents	$138.9	(67.1)	71.8

In addition, Trizec Properties determined that the Hollywood & Highland Hotel was a VIE and, Trizec Properties was the primary beneficiary. As a result, Trizec Properties consolidated the Hollywood & Highland Hotel at December 31, 2003. The impact of the consolidation of the Hollywood & Highland Hotel on the consolidated financial statements of Trizec Canada was to increase the deficit at the beginning of the years ended December 31, 2004 and 2003 by $1.5 million and

TRIZEC CANADA INC.	52	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

$1.3 million, respectively; to decrease net income and discontinued operations for the year ended December 31, 2003 by $0.2 million; and to increase net income for the year ended December 31, 2004 by $1.5 million.

3. OTHER ASSETS

	2004	2003

Dividends receivable from Trizec Properties	$13.8	13.3
Other receivables, net	5.3	42.6
Prepaid expenses and other assets	0.5	1.7

	$19.6	57.6

4. INVESTMENT IN TRIZEC PROPERTIES, INC.

Investment in Trizec Properties, Inc.
December 31, 2003	$767.1
Share of earnings of Trizec Properties	48.7
Dividends from Trizec Properties	(52.8)
Recognition of historical foreign currency translation adjustment	(1.3)

December 31, 2004	$761.7

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

Balance Sheets

December 31,	2004	2003

Properties	$4,200.1	4,779.6
Cash and short-term investments	194.3	129.3
Restricted cash	116.9	97.3
Other assets	372.2	360.1

	$4,883.5	5,366.3

Long-term debt	$2,639.4	3,092.7
Other liabilities	310.2	340.5
Shareholders’ equity	1,933.9	1,933.1

	$4,883.5	5,366.3

Results of Operations

For the years ended December 31,	2004	2003

Rental income	$444.9	433.7
Income from continuing operations	53.3	176.0
Discontinued operations	60.7	38.0
Net income	114.0	214.0

TRIZEC CANADA INC.	53	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trizec Canada’s investment in Trizec Properties is comprised of the following:

	2004		2003
	number held	% outstanding	number held	% outstanding

Shares of Common stock	59,922,379	39%	59,922,379	40%
Shares of Class F Convertible stock	100,000	100%	100,000	100%
Special Voting Stock	100	100%	100	100%
Warrants to purchase Common stock	905,042	38%	1,037,303	32%

Common Stock

Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. During the year, Trizec Properties declared quarterly dividends totalling US $0.80 per common share (2003-US $0.80). Trizec Canada’s share totalled approximately $48.0 million (2003-$48.0 million). The 2004 and 2003 fourth quarter dividends were paid in January 2005 and January 2004 respectively.

Class F Convertible Stock

The Class F Convertible Stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.

During the year, Trizec Properties paid dividends totalling $5 thousand to Trizec Canada (2003 $5 thousand).

Special Voting Stock

The 100 shares of Special Voting Stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada Inc. holds at least 5% of Trizec Properties common stock. Thereafter, the Special Voting Stock are non-voting. In addition, for a defined period after the effective date of the Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.

During the year, Trizec Properties paid dividends totalling approximately $4.8 million to Trizec Canada (2003-$5.2 million).

Warrants

In addition, the Corporation holds 905,042 (2003-1,037,303) warrants each to purchase a share of Trizec Properties common stock at a weighted average price of $15.67 per share. As at December 31, 2004, the warrants have a weighted average number of years remaining before expiration of 2.8 years.

TRIZEC CANADA INC.	54	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Related party transactions

In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. In 2004 the Corporation charged $1.4 million (2003-$1.5 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2003-$0.2 million). The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.

On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.

5. INVESTMENTS AND OTHER ASSETS

	2004	2003

Marketable securities (market value at December 31, 2004-approximately $106.3 million)	$106.1	—
Notes receivable, mortgages and other investments	32.1	47.7
Deferred financing costs	10.6	11.7
Investment in Barrick-at cost	286.2	286.2

	$435.0	345.6

Marketable securities include $41.6 million (C$50.0 million) denominated in Canadian dollars.

Investment in Barrick and sale of unencumbered shares

At December 31, 2004, the Corporation’s investment in Barrick, an international gold mining company, consisted of 30,299,558 common shares, all of which are pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures (Note 7). Dividends received from Barrick during 2004 of $6.7 million (2003-$6.7 million) have been netted against the exchangeable debentures’ interest expense.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003

Accrued interest expense	$6.6	6.6
Other accrued liabilities	17.6	22.4
Taxes payable	7.1	39.0

	$31.3	68.0

TRIZEC CANADA INC.	55	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. EXCHANGEABLE DEBENTURES

	2004	2003

Carrying amount:
$409 million, due 2024	$519.0	486.6
$275 million, due 2021	214.9	201.5

	733.9	688.1
Deferred amount	157.0	202.8

	$890.9	890.9

The exchangeable debentures described below are subject to exchange and redemption rights, but otherwise are required to be repaid in full at maturity. The Corporation’s obligation related to any exchange or redemption of the exchangeable debentures described below prior to or at maturity can be satisfied through delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption or exchange, or any combination thereof. The exchangeable debentures are direct unsubordinated obligations of the Corporation.

The carrying amount of the exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick shares that could be exchanged to extinguish the debenture liability, and approximates their fair market value.

a. $409 million exchangeable debentures

In March 1999, TrizecHahn issued two series of exchangeable debentures aggregating $409 million due March 12, 2024. The net proceeds from the issue amounting to $404.8 million were used to redeem for cash previously issued $600 million exchangeable debentures which were due 2018. Interest is payable semi-annually at a rate calculated by reference to the dividend rate on the underlying Barrick shares plus 1.35%. Each $1,000 principal amount of debentures is exchangeable by the holder for 52.4162 Barrick shares or, at the option of the Corporation, payment of the cash equivalent of the current market value of such Barrick shares with accrued interest payable in cash. Subject to certain exceptions, a holder exchanging these debentures prior to March 12, 2023 will be required to pay an early exchange premium of $13.50 per $1,000 principal amount.

The debentures are redeemable at any time by the Corporation prior to maturity at a price equal to the principal amount plus accrued but unpaid interest in cash. At the option of the Corporation, the obligation related to redemption of each $1,000 principal amount may be satisfied by delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption, or any combination thereof. Subject to certain exceptions, if the Corporation redeems the debentures prior to March 12, 2023, it will be required to pay a holder an early redemption premium of $13.50 per $1,000 principal amount.

As of December 31, 2004, the Corporation has placed with a trustee 21,428,580 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.

b. $275 million exchangeable debentures

In January 1996, TrizecHahn issued $275 million of 3% Debentures due January 29, 2021. The net proceeds from the issue amounted to $264 million. Interest is payable semi-annually. Each $1,000 principal amount of 3% Debentures is exchangeable at the option of the holder for 32.2581 common shares of Barrick, without payment of accrued interest. The

TRIZEC CANADA INC.	56	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3% Debentures are redeemable at the option of the Corporation on or after January 29, 2006 at a price equal to the principal amount plus accrued but unpaid interest in cash. At the option of the Corporation its obligation to honour the holder’s exchange right and also its obligation related to redemption of each $1,000 principal amount of 3% Debentures may be satisfied by delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of exchange or redemption as the case may be, or any combination thereof. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder has the option to exchange each $1,000 principal amount for 32.2581 Barrick common shares, plus accrued interest payable in cash. As of December 31, 2004, the Corporation has placed with a trustee 8,870,978 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.

c. Deferred amount

In December 1993, TrizecHahn issued $600 million of 31/4% Debentures due December 10, 2018 with interest payable semi-annually. Each $1,000 principal amount of 31/4% Debentures was exchangeable at the option of the holder for 32.4675 common shares of Barrick, without payment of accrued interest. The 31/4% Debentures were redeemable at the option of the Corporation on or after December 10, 1998, at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder had the option to exchange each $1,000 principal amount for between 32.4675 and 35.7143 Barrick common shares (depending on the current market value of Barrick shares at such time), plus accrued interest payable in cash.

In March 1999, the Corporation redeemed for cash the $600 million 31/4% debentures at a price of $654.86 for every $1,000 principal amount, plus accrued interest for a total redemption price of $392.9 million. The deferred gain on redemption, which amounted to $207 million, is recorded as a deferred amount until such time as there is a realization on the disposition of the Barrick shares.

In addition, the deferred amount includes deferred gains and losses related to the $275 million and $409 million exchangeable debentures, which are outstanding at December 31, 2004.

8. LINE OF CREDIT

Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock. The line has no significant financial covenants, and none was drawn and outstanding at December 31, 2004 or December 31, 2003.

In 2002, Trizec Canada had credit facilities in an aggregate amount of $135 million that were available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada. The credit facilities were secured by, among other things, a pledge of the shares of Trizec Properties common stock indirectly owned by Trizec Canada following the Arrangement. During the year ended December 31, 2003, Trizec Canada used disposition proceeds to repay the bridge loan facility. During 2003, Trizec Canada reduced the credit facility to the current $10 million revolving facility.

9. SHAREHOLDERS’ EQUITY

	2004	2003

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	17.3	26.7
Retained earnings (deficit)	37.8	(5.4)

	$461.8	428.0

TRIZEC CANADA INC.	57	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a. Share capital

At December 31, 2004 and 2003, the authorized share capital of the Corporation consisted of:

•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.

b. Issued and outstanding share capital

The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

December 31, 2004, 2003 and 2002	52.4	7.5	59.9	$376.5

c. Dividends

In 2004, the Corporation declared quarterly dividends in United States dollars totalling $0.80 per share (2003-$0.80 per share). The 2004 and 2003 fourth quarter dividends were paid in January 2005 and January 2004 respectively.

d. Foreign exchange gains

For the years ended December 31	2004	2003

Foreign exchange translation gain on monetary assets and liabilities denominated in Canadian dollars and European currencies	$12.2	—

Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Canada and Europe	8.1	4.9

	$20.3	4.9

During the first quarter of 2004, the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

During the year ended December 31, 2003, the Corporation recorded a $4.9 million exchange gain in connection with the sale of assets in the Czech Republic ($1.8 million), the sale of its interest in the TriGranit joint venture ($3.1 million) and the repatriation of invested capital that resulted in the recognition of a portion of the historic European foreign currency translation gain.

In addition, as a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $8.1 million.

TRIZEC CANADA INC.	58	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. GAIN ON SALE OF PROPERTIES

For the years ended December 31	2004	2003

Canada-CN Tower and other	$—	1.4
European retail/entertainment properties	4.6	52.0

	$4.6	53.4

During 2004, $1.1 million was received in respect of recoveries on a previous property disposition in Spain. In addition, $3.5 million was recorded with respect to further proceeds from a previous property sale in Germany.

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a gain on sale of properties in the amount of $0.7 million.

During the third quarter of 2003, the Corporation recorded a gain in the amount of $2.5 million as a result of the sale of its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague.

During the second quarter of 2003, the Corporation recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company that provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million (€24.0 million) vendor take back note. A price discount of $4.3 million (€4.0 million) may be applied to the note depending on the profitability of the development assets at the end of the four year period. The note, net of the price discount is included in investment and other assets (2004-$27.1 million; 2003-$25.1 million). No further investment in these projects is required to be made by Trizec Canada. As a result of the sales, and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003. During the year ended December 31, 2004 the Corporation recorded interest income in the amount of approximately $0.6 million (2003-$0.4 million) from this note receivable.

In addition, the Corporation has also provided certain indemnifications related to the sales of its interest in TriGranit and a certain TriStannifer Developments’ property. The maximum amounts from these indemnifications cannot be reasonably estimated at this time.

TRIZEC CANADA INC.	59	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

For the years ended December 31	2004	2003

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$30.2	(5.9)
Future
- operations and sales	(0.2)	22.8
Capital and other tax	(0.4)	(1.2)

	$29.6	15.7

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount has been credited to the consolidated statements of income.

a. The provision for taxes on income differs from the provision computed at statutory rates as follows:

For the years ended December 31	2004	2003

Income tax provision computed at Canadian combined federal and provincial statutory rates	$(22.2)	(44.7)
Foreign operations taxed at lower rates	12.7	19.9
Non — taxable portion of capital gains and losses	1.4	10.7
Effect of future income tax rates and changes in current income tax rates	—	18.2
Reduction of withholding tax liability	34.8	—
Capital and other taxes	(0.4)	(1.3)
Other	3.3	12.9

Total tax recovery	$29.6	15.7

b. Components of future income tax assets and (liabilities) of the Corporation at December 31 are as follows:

	2004	2003

Canada and other
Provision for losses and operating and capital losses	$209.4	183.4
Investments, properties and related assets	(105.6)	(88.5)

	$103.8	94.9

TRIZEC CANADA INC.	60	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted income per share amounts.

For the years ended December 31	2004	2003

Numerator:
Income from continuing operations	$67.2	122.6
Discontinued operations	23.9	15.0
Net income	91.1	137.6

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	—	—

Denominator for diluted per share amounts	59.9	59.9

Income per share
Basic and diluted
Continuing operations	$1.12	2.05
Discontinued operations	0.40	0.25
Net income	1.52	2.30

None of the 0.8 million share purchase options outstanding at December 31, 2004 (2003-0.9 million) were included in per share computations as they would have had an anti-dilutive effect.

13. SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2004	2003

Interest paid	$—	(2.7)
Income taxes and other corporate taxes paid	$(2.1)	(4.7)

Net change in operating working capital

The net change in operating working capital includes the net change in receivables, prepaid expenses, deferred charges and other assets, accounts payable and accrued liabilities:

For the years ended December 31	2004	2003

Cash flow from (applied to) Other receivables	$37.3	(23.4)
Prepaid expenses and other assets	1.2	11.6
Other accrued liabilities	3.1	(17.8)
Taxes payable	(31.9)	2.4

Net change in operating working capital	$9.7	(27.2)

TRIZEC CANADA INC.	61	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION ARRANGEMENTS

a. Share purchase options

At December 31, 2004, the Corporation has a stock option plan in which options were granted to directors, officers and key employees to purchase subordinate voting shares of the Corporation at prices, in Canadian dollars, which were not below the market price of the shares at the time of the granting of the options. There are stock options outstanding, expiring at various dates to January 2009, with a weighted average number of years remaining at December 31, 2004 of 2.8 years and vest over two to three year periods. Changes in the granted and outstanding share options were as follows:

(in millions, except per share amounts)	Number of Options

Share purchase options outstanding
December 31, 2002-weighted average price of C$25.81 per share	1.6
Cancelled at a weighted average price of C$27.95 per share	(0.7)

December 31, 2003-weighted average price of C$24.30 per share	0.9
Cancelled at a weighted average price of C$24.18 per share	(0.1)

December 31, 2004-weighted average price of C$24.33 per share	0.8

(in millions, except per share amounts)	Number of Options

Share purchase options
Outstanding-December 31, 2004
Price range C$22.75-C$24.29, weighted average price of C$23.74 per share, weighted average remaining life of 3.0 years	0.4
Price range C$24.40-C$28.62, weighted average price of C$25.01 per share, weighted average remaining life of 2.5 years	0.4

0.8

Exercisable-December 31, 2004
Price range C$22.75-C$24.29, weighted average price of C$23.71 per share	0.4
Price range C$24.40-C$28.10, weighted average price of C$24.95 per share	0.4

0.8

b. Stock based compensation

The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation would be $0.3 million for the year ended December 31, 2004 (2003-$0.3 million). This would result in a pro forma net income per share of $1.52 for the year ended December 31, 2004 (2003-$2.29). This compares with net income per share, as reported, of $1.52 for the year ended December, 31, 2004 (2003-$2.30). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

15. CONTINGENCIES

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2004 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

TRIZEC CANADA INC.	62	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Corporation’s consolidated financial statements, management’s discussion and analysis (“MD&A”) and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Corporation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators including National Instrument 51–102. The consolidated financial statements and the information in the MD&A reflect management’s best estimates and judgements based on currently available information.

     The Corporation has developed and maintains a system of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The Audit Committee of the Board of Directors reviews the consolidated financial statements, the system and adequacy of internal controls, the audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited consolidated financial statements for publication.

     The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their audits and opinion on the consolidated financial statements.

/s/ B. Wickham	/s/ Colin Chapin

Robert B. Wickham	Colin J. Chapin
President	Senior Vice President and
Chief Financial Officer
Toronto, Canada
March 17, 2005

AUDITORS’ REPORT

To the Shareholders of Trizec Canada Inc.

We have audited the consolidated balance sheets of Trizec Canada Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 17, 2005

TRIZEC CANADA INC.	63

TRIZEC PROPERTIES-OFFICE PROPERTIES

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area (2)

Core Markets
Atlanta
Interstate North Parkway	Atlanta, GA	1973/84/01	955,000	955,000	93.3%
Colony Square	Atlanta, GA	1970/73/95	837,000	837,000	83.7%
The Palisades	Atlanta, GA	1981/83/99	627,000	627,000	86.1%
One Alliance Center	Atlanta, GA	2001	558,000	558,000	99.9%
Midtown Plaza	Atlanta, GA	1984/85	504,000	504,000	81.4%

Total-Atlanta	(5 properties)		3,481,000	3,481,000	89.0%
Chicago
Two North LaSalle	Chicago, IL	1979/00	692,000	692,000	94.5%
10 South Riverside	Chicago, IL	1965/99	685,000	685,000	87.9%
120 South Riverside	Chicago, IL	1967/99	685,000	685,000	98.7%
550 West Washington	Chicago, IL	2000	372,000	372,000	95.7%

Total-Chicago	(4 properties)		2,434,000	2,434,000	94.0%
Dallas
Renaissance Tower	Dallas, TX	1974/92	1,739,000	1,739,000	83.7%
Bank One Center (50%)	Dallas, TX	1987	1,531,000	765,000	81.2%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,418,000	1,418,000	95.5%
Plaza of the Americas (50%)	Dallas, TX	1980	1,176,000	588,000	69.6%

Total-Dallas	(4 properties)		5,864,000	4,510,000	85.2%
Houston
Allen Center	Houston, TX	1972/78/80/95	3,184,000	3,184,000	87.6%
Cullen Center
Continental Center I	Houston, TX	1984	1,098,000	1,098,000	80.9%
Continental Center II	Houston, TX	1971	449,000	449,000	88.8%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,048,000	524,000	87.6%
500 Jefferson	Houston, TX	1962/83	390,000	390,000	58.2%

Total-Houston	(5 properties)		6,169,000	5,645,000	84.4%
Los Angeles Area
Bank of America Plaza	Los Angeles, CA	1974	1,422,000	1,422,000	90.8%
Ernst & Young Plaza	Los Angeles, CA	1985	1,245,000	1,245,000	89.6%
Marina Towers (50%)	Los Angeles, CA	1971/76	381,000	191,000	79.9%
Landmark Square	Long Beach, CA	1991	443,000	443,000	85.2%
Shoreline Square(3)	Long Beach, CA	1988	383,000	383,000	83.6%

Total-Los Angeles Area	(5 properties)		3,874,000	3,684,000	88.4%
New York Area
One New York Plaza	New York, NY	1970/95	2,458,000	2,458,000	99.6%
The Grace Building (50%)	New York, NY	1971/2002	1,518,000	758,000	99.4%
1411 Broadway (50%)	New York, NY	1970	1,151,000	574,000	95.2%

TRIZEC CANADA INC.	64

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area (2)

1065 Ave. of the Americas (99%)	New York, NY	1958	665,000	659,000	81.8%
1460 Broadway (50%)	New York, NY	1951/2000	215,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,038,000	1,038,000	98.5%

Total-New York Area	(6 properties)		7,045,000	5,594,000	96.8%
Washington, D.C. Area
2000 L Street, N.W.	Washington, D.C.	1968/98	383,000	383,000	95.5%
Watergate Office Building	Washington, D.C.	1965/91	261,000	261,000	96.6%
1225 Connecticut, N.W.	Washington, D.C.	1968/94	217,000	217,000	99.4%
1400 K Street, N.W.	Washington, D.C.	1982/2002	189,000	189,000	87.6%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	172,000	172,000	93.1%
1250 23rd Street, N.W.	Washington, D.C.	1990	116,000	116,000	100.0%
2001 M Street (98%)	Washington, D.C.	1987	229,000	224,000	99.6%
2401 Pennsylvania	Washington, D.C.	1991	77,000	77,000	93.4%

Washington, D.C.	(8 properties)		1,644,000	1,639,000	95.8%

Bethesda Crescent	Bethesda, MD	1987	269,000	269,000	92.6%
Twinbrook Metro Plaza	Rockville, MD	1986	165,000	165,000	98.3%
Silver Spring Metro Plaza	Silver Spring, MD	1986	688,000	688,000	90.4%

Suburban Maryland	(3 properties)		1,122,000	1,122,000	92.1%

Beaumeade Corporate Park	Ashburn, VA	1990/98/2000	460,000	460,000	95.0%
Two Ballston Plaza	Arlington, VA	1988	223,000	223,000	99.8%
1550 Wilson Boulevard	Arlington, VA	1983	134,000	134,000	99.1%
1560 Wilson Boulevard	Arlington, VA	1987	128,000	128,000	91.2%
Reston Unisys	Reston, VA	1980	238,000	238,000	100.0%
One Reston Place	Reston, VA	2000	185,000	185,000	100.0%
Sunrise Tech Park	Reston, VA	1983/85	315,000	315,000	91.3%

Northern Virginia	(7 properties)		1,683,000	1,683,000	96.1%

Total-Washington, D.C. Area	(18 properties)		4,449,000	4,444,000	95.0%

Secondary Markets
Charlotte
Bank of America Plaza	Charlotte, NC	1974	891,000	891,000	99.8%
First Citizens Plaza	Charlotte, NC	1985	477,000	477,000	84.2%

Total-Charlotte	(2 properties)		1,368,000	1,368,000	94.4%
Minneapolis
Northstar Center	Minneapolis, MN	1916/62/86	813,000	813,000	67.3%

Total-Minneapolis	(1 property)		813,000	813,000	67.3%

St. Louis
Metropolitan Square	St. Louis, MO	1989	1,041,000	1,041,000	87.1%

Total-St. Louis	(1 properties)		1,041,000	1,041,000	87.1%
Tulsa
Williams Center I & II	Tulsa, OK	1982/83	770,000	770,000	78.4%

Total-Tulsa	(1 property)		770,000	770,000	78.4%

Total	(52 properties)		37,308,000	33,784,000	89.5	%(4)

(1)	The economic interest of Trizec Properties’ owning entity is 100% unless otherwise noted.

(2)	Total occupancy as shown is weighted average based on owned area .

(3)	Sold April 7, 2005

(4)	The occupancy for the consolidated properties was 89.8%. The occupancy for the joint venture properties which is based on total area was 86.9%.

TRIZEC CANADA INC.	65

CORPORATE INFORMATION

Stock Exchange Listing
Toronto

Trading Symbol
TZC.SV

Shares (millions)

Outstanding at December 31, 2004
Subordinate Voting	52.4
Multiple Voting	7.5

Total	59.9

Trizec Properties Common Stock indirectly owned:	59.9

Closing Price of Shares At December 31, 2004 Toronto Stock Exchange	C$20.39

Trizec Canada Inc. Share Trading by Quarter

	Toronto Stock Exchange
	Share
	Volume
2004	(millions)	High	Low	Close	Dividend

First	3.1	C$18.95	C$17.30	C$18.52	US$	0.20

Second	4.4	C$18.39	C$16.55	C$18.75	US$	0.20

Third	1.9	C$18.75	C$17.80	C$17.80	US$	0.20

Fourth	2.7	C$20.40	C$16.50	C$20.39	US$	0.20

Transfer Agent

Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM : (416) 643 – 5500
Toll free throughout North America:
(800) 387 – 0825
E-mail: inquiries@cibcmellon.com

Investor Relations

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 682 – 8600
Toll free within Canada and the United States:
(877) 239 – 7200
Facsimile:(416) 364 – 5491

E-mail:	investor@trizeccanada.com
Web site:	www.trizeccanada.com
Contact:	Robert B. Wickham
President

Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.

Telephone: (312) 798 – 6000
Toll free within Canada and the United States:
(800) 891 – 7017

E-mail:	investor.relations@trz.com
Web site:	www.trz.com
Contact:	Dennis C. Fabro
Senior Vice President, Investor Relations

Annual Meeting

The Annual and Special Meeting of Shareholders will be held on Thursday, May 26, 2005 at 10:00 a.m.
in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario.

Corporate Headquarters
Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, P.O. Box 800
Toronto, Ontario M5J 2T3
Telephone: 416 – 682 – 8600
Facsimile: 416 – 364 – 5491

TRIZEC CANADA INC.	66

DIRECTORS AND OFFICERS

Directors

Howard L. Beck, Q.C. (a)(b)
Toronto, Ontario
Corporate Director

C. William D. Birchall
Nassau, Bahamas
Corporate Director

Dr. Alan R. Hudson (a)(b)
Toronto, Ontario
Lead of Access to Services/Wait Times
Ontario Ministry of Health and Long-term
Care

Donald L. Lenz (a)(b)
Toronto, Ontario
Managing Director
Newport Partners Inc.

Peter Munk
Toronto, Ontario
Chairman and Chief Executive Officer
Trizec Canada Inc.

Robert B. Wickham
Toronto, Ontario
President
Trizec Canada Inc.

(a) Member of Audit Committee

(b) Member of Compensation, Corporate Governance and Nominating Committee

Officers

Peter Munk
Chairman and Chief Executive Officer

Robert B. Wickham
President

Colin J. Chapin
Senior Vice President, Chief Financial Officer and Corporate Secretary

Richard M. Cecconi
Controller

William E. Jupp
Director, Financial Reporting

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada’s principal tenants compete, its ability to timely lease or re lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 22, 2005.

TRIZEC CANADA INC.	67